As filed with the Securities and Exchange Commission on June 24, 2004
Registration No. [   ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SPLINEX TECHNOLOGY INC.

(Exact name of Registrant as specified in its charter)

Delaware	7372	20-0715816
(State of Incorporation)	(Primary Standard Industrial	(I.R.S. Employer
	Classification Code Number)	Identification Number)

550 West Cypress Creek Road
Suite 410
Fort Lauderdale, Florida 33309 U.S.A.
954-660-6565
(Address and telephone number of Registrant’s principal executive offices)

Dr. Peter Novak
President
550 West Cypress Creek Road
Suite 410
Fort Lauderdale, Florida 33309 U.S.A.
954-660-6565
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:

Stephen I. Glover Gibson, Dunn & Crutcher LLP 1050 Connecticut Ave., N.W. Washington, D.C. 20036-5306	Victor M. Alvarez White & Case LLP 200 South Biscayne Blvd, Suite 4900 Miami, Florida 33131-2352

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [  ]

CALCULATION OF REGISTRATION FEE

			PROPOSED
	NUMBER OF	PROPOSED	MAXIMUM
TITLE OF EACH	SHARES	MAXIMUM	AGGREGATE	AMOUNT OF
CLASS OF SHARES	TO BE	OFFERING PRICE	OFFERING	REGISTRATION
TO BE REGISTERED	REGISTERED	PER SHARE (1)	PRICE(1)	FEE (1)
Common Stock, par value $0.001 per share (2)	5,000,000	$0.000272	$1,358	$0.17
Common Stock, par value $0.001 per share (3)	95,000,000	$0.000272	$25,795	$3.27
Totals:	100,000,000	n/a	$27,153	$3.44

(1)	Based on the book value of the shares at March 31, 2004, estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) of the Securities Act of 1933, as amended.

(2)	Shares issued in connection with the merger of Splinex Technology Inc, and Ener1 Acquisition Corp. and subsequently distributed to the stockholders of Ener1, Inc. 4,072,387 of these shares are also being registered for resale by the selling stockholders.

(3)	Shares owned by the selling stockholders named in this registration statement prior to the merger described in note (2) that are being registered for resale by such selling stockholders.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL

THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

     The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.

Subject to Completion, dated June 24, 2004

Common Stock

          This prospectus is filed in connection with:

•	5,000,000 shares of our common stock, which will be issued to Ener1, Inc. in connection with the merger of Ener1 Acquisition Corp., a wholly-owned subsidiary of Ener1, Inc. with and into our company (we refer to this merger as the “Merger”) and distributed immediately following the Merger by Ener1, Inc. to its shareholders (we refer to this distribution as the “Distribution”); and

•	99,072,387 shares of our common stock, which may be offered by the selling stockholders identified in this prospectus for their own account, including 95,000,000 shares of our common stock owned by the selling stockholders prior to the Merger and 4,072,387 shares of our common stock that we expect the selling stockholders who are also shareholders of Ener1 will receive in the Distribution.

     We will receive no part of the proceeds from sales made by the selling stockholders under this prospectus. We are paying the expenses incurred in registering the shares, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.

          NO VOTE OF STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THE MERGER OR THE DISTRIBUTION. NO PROXIES ARE BEING SOLICITED, AND YOU ARE NOT REQUESTED TO SEND US A PROXY.

     99,072,387 shares of common stock being offered pursuant to this prospectus are “restricted securities” under the Securities Act of 1933, as amended, known as the “Securities Act”, before their sale under this prospectus. This prospectus has been prepared in relation to these shares for the purpose of registering these shares of common stock under the Securities Act to allow for a sale by the selling stockholders to the public without restriction. The selling stockholders and the participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any profit on the sale of shares by the selling stockholders, and any commissions or discounts received by the brokers or dealers, may be deemed to be underwriting compensation under the Securities Act.

          We intend to seek to have market-makers sponsor our common stock for quotation on the Over-the-Counter Bulletin Board.

          Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

HELPFUL INFORMATION

          In this prospectus:

•	“we”, “us”, “ourselves” and “Splinex” each means Splinex Technology Inc.;

•	“Ener1” means Ener1, Inc.;

•	“Ener1 Acquisition” means Ener1 Acquisition Corp., a wholly-owned subsidiary of Ener1;

•	“Ener1 Group” means Ener1 Group, Inc., the parent company of Ener1;

•	“Distribution” means the distribution immediately following the Merger by Ener1 to the Ener1 shareholders of our common stock that Ener1 receives in connection with the Merger;

•	“Merger” means the merger of Ener1 Acquisition with and into Splinex; and

•	“Merger Agreement” means the Merger Agreement dated as of June 9, 2004 by and among us, Ener1 and Ener1 Acquisition.

          References to Ener1, Ener1 Acquisition and Splinex in this prospectus include their respective consolidated subsidiaries unless the context otherwise requires.

SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully before making an investment decision, including the “Risk Factors” section and the consolidated financial statements and the notes to those statements. Unless the context otherwise requires, all references to our common stock, $0.001 par value per share, reflect a 95,000 for 1 stock split that we will effect prior to, or at the same time as, the completion of the Merger. This prospectus is being furnished by us in connection with the Merger and the Distribution. This prospectus is also being furnished by us in connection with the shares being registered for the selling stockholders identified in this prospectus. These shares may be offered by the selling stockholders identified in this prospectus for their own account.

The companies

     Splinex Technology Inc.

     We are a development-stage company formed in February 2004 by a team of theoretical mathematicians and software developers committed to the innovation of advanced technologies that address key challenges in the three-dimensional or 3D computer graphics industry. We are developing multi-dimensional graphics visualization products, including 3D graphics products, related compression and signal processing utilities and discrete software modules that enable the user to accurately and rapidly manipulate highly complex, visually rich, multi-dimensional digital content.

     Until the Merger is completed, we will be a private company and all of our outstanding common stock will be held by Splinex, LLC, a Florida limited liability company. Once the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission (which we refer to as the “SEC” or the “Commission”), our common stock will be registered under the Securities Act. We will seek to have market-makers sponsor our common stock for quotation on the Over-the-Counter Bulletin Board.

     Our executive offices are located at 550 West Cypress Creek Road, Suite 410, Fort Lauderdale, Florida, 33309 and our phone number is (954) 660-6565. Our website address is www.splinex.com. Our website and the information contained in it or connected to it shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

     Ener1, Inc.

     Ener1, a Florida corporation, develops and markets its patented and patent-pending technologies related to lithium batteries, fuel cells and solar cells. Ener1’s goal is to be the technology leader in both lithium batteries and fuel cells. Ener1 is developing samples of products and components of lithium batteries based on its proprietary technologies, as well as additional technologies, materials and prototypes for new types of fuel cells and solar cells.

     Ener1’s common stock is registered under the Securities Act and is quoted on the Over-the-Counter Bulletin Board under the symbol “ENEI.OB”. Ener1’s website address is www.ener1.com. Ener1’s website and the information contained in it or connected to it shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

     Ener1 Acquisition Corp.

     Ener1 Acquisition, a Delaware corporation, was formed in July 2003 as a wholly-owned subsidiary of Ener1. Ener1 Acquisition has not had any operations since its formation other than in connection with the negotiation of the Merger.

The Merger

     We, Ener1 and Ener1 Acquisition have agreed to merge Ener1 Acquisition with and into us on the terms and subject to the conditions set forth in the Merger Agreement. We will survive the Merger. Immediately after the Merger, Splinex, LLC and Ener1 will own 95% and 5%, respectively, of our outstanding common stock. Splinex, LLC will not receive any new shares in the Merger and will continue to hold its existing shares of our common stock.

     Immediately following the Merger, Ener1 will declare a dividend of our common stock that Ener1 receives in the Merger and distribute our common stock to the Ener1 shareholders of record as of the close of business on the “Ener1 Record Date”. Each Ener1 shareholder of record on the Ener1 Record Date will receive its pro rata share of our common stock issued in the Merger, rounded down to the nearest whole share. No fractional shares will be issued in the Merger or the Distribution. The “Ener1 Record Date” will be the day the Merger is completed or the business day immediately preceding the day the Merger is completed, as determined by Ener1’s board of directors. We currently expect the Ener1 shareholders will receive approximately 0.013186 shares of our common stock for each share of Ener1 common stock they own as of the Ener1 Record Date. Ener1 shareholders will also continue to own their shares of Ener1 common stock.

     Holders of Ener1’s 5% Senior Secured Convertible Debentures due 2009 and holders of warrants to purchase Ener1 common stock that entitle the holders of the warrants to receive dividends paid on the Ener1 common stock when the warrants are exercised, may elect to receive their pro rata share of our common stock that Ener1 receives in the Merger upon the conversion of the debentures and the exercise of the warrants. The shares of our common stock to be distributed to the holders of these debentures and warrants may be held in an escrow account until the debentures are converted or the warrants are exercised.

     Ener1 shareholders are not being asked to approve the Merger or the Distribution and are not required to take any action in connection with the Merger or the Distribution. Ener1 shareholders do not need to make any payment for the shares of our common stock they will receive in the Distribution, nor do they need to surrender or exchange Ener1 common stock in order to receive our common stock.

     The legal terms of the Merger and the Distribution are set forth in the Merger Agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part. We encourage you to read the Merger Agreement carefully.

Our relationship with Ener1 and Ener1 Group

     Dr. Peter Novak, who is our president and one of our directors, and Messrs. Mike Zoi and Boris Zingarevich beneficially own an aggregate of 37.5% of the voting membership interests (and an aggregate of 38.25% of the economic membership interests) of Splinex, LLC, our sole stockholder prior to the Merger. They also collectively beneficially own all of the outstanding common stock of Ener1 Group, which owns approximately 88% of the outstanding common stock of Ener1. Dr. Novak and Mr. Zoi have also entered into consulting agreements with us. Each of Messrs. Zingarevich and Zoi and Dr. Novak is also a director of Ener1 Group and of Ener1.

     Bzinfin, S.A., a British Virgin Islands limited corporation that is indirectly owned by Boris Zingarevich and is the entity through which he owns common stock of Ener1 Group, has entered into a revolving loan agreement with us under which we may borrow and reborrow up to $2,500,000 in aggregate principal amount from time to time upon our request, after the consummation of the Merger and prior to July 31, 2005. Loans under this agreement bear interest at an annual rate of 5% and must be repaid within two years of the date of the first disbursement. The maximum amount Bzinfin, S.A. is required to loan to us under this agreement will be reduced by an amount equal to the cumulative gross proceeds we receive prior to July 31, 2005 from the sale of equity or debt securities or from any loans or other credit facilities extended to us.

     Kevin Fitzgerald, the chairman of our board of directors, is also chief executive officer and chairman of the board of directors of Ener1, and the sole director of Ener1 Acquisition.

     Curtis Wolfe, our General Counsel and Secretary, is also the General Counsel for Ener1 Group. He receives his salary from Ener1 Group. At the end of every month, Ener1 Group will invoice us for the number of hours Mr. Wolfe worked for our company that month at a rate of 120% of his base salary, based on the assumption that Mr. Wolfe works 160 hours per month.

     You should read “Certain Relationships and Related Party Transactions – Our company and Ener1, Inc. and some of its affiliates” for a further discussion of our relationship with Ener1 and Ener1 Group.

Conditions to completion of the Merger and the Distribution

     The respective obligations of the parties to the Merger Agreement to complete the Merger and the Distribution are subject to the satisfaction or waiver of various conditions, including:

•	The representations and warranties of the parties to the Merger Agreement will be true and correct when made and on the date the Merger is consummated, which we refer to as the “Closing Date”, as though then made.

•	The parties to the Merger Agreement shall have performed and complied with all agreements, covenants and conditions required by the Merger Agreement to be performed and complied with by them prior to the Closing Date.

•	The parties shall have obtained any and all material consents and approvals required under third-party agreements and applicable law in connection with the execution, delivery and performance of the Merger Agreement.

•	No preliminary or permanent injunction or other court order which would prevent the consummation of the Merger or the Distribution shall be in effect.

•	The registration statement of which this prospectus is a part shall have become effective in accordance with the Securities Act and the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act”.

          The obligations of Ener1 and Ener1 Acquisition to complete the Merger and the Distribution are also subject to the satisfaction or waiver of various conditions, including:

•	Our revolving loan agreement with Bzinfin, S.A. shall be in full force and effect and Bzinfin, S.A. shall not be in default in any respect under the revolving loan agreement.

•	None of the holders of Ener1’s debentures or of the warrants to purchase Ener1 common stock issued in connection with the debentures shall have elected to adjust the conversion price of the debentures or the exercise price of the warrants as a result of the Distribution.

Termination of the Merger Agreement

          The parties to the Merger Agreement can mutually agree to terminate the Merger Agreement.

          In addition, either we or Ener1 Acquisition can unilaterally terminate the Merger Agreement in a number of situations, including:

•	if the Merger is not consummated on or before December 31, 2004; provided that the party terminating the Merger Agreement is not in default with respect to its obligations under the Merger Agreement;

•	Splinex may terminate the Merger Agreement if, as of the Closing Date, any of the specified conditions precedent relating to Ener1 and Ener1 Acquisition in the Merger Agreement have not been satisfied or if Ener1 Acquisition or Ener1 are otherwise in default under the Merger Agreement, or if at any time prior to the Closing Date it becomes apparent to Splinex that Ener1 Acquisition and Ener1 will be unable to so satisfy one or more of certain closing conditions in the Merger Agreement; or

•	Ener1 Acquisition may terminate the Merger Agreement if, as of the Closing Date, any of the specified conditions precedent relating to Splinex in the Merger Agreement have not been satisfied or if Splinex is otherwise in default under the Merger Agreement or if at any time prior to the Closing Date it becomes apparent to Ener1 Acquisition that Splinex will be unable to so satisfy one or more of certain closing conditions in the Merger Agreement.

Fairness opinion of Ener1’s financial advisor

     In deciding to approve the Merger Agreement and the Merger, the Ener1 board of directors considered an opinion delivered to it by Capitalink, L.C., its financial advisor, that, as of the date of the opinion, based upon and subject to the assumptions, factors and limitations set forth in the opinion, the Merger is fair from a financial point of view to Ener1 shareholders.

Material U.S. federal income tax consequences of the Distribution

     We urge Ener1 shareholders to read “Material U.S. Federal Income Tax Consequences of the Distribution” included elsewhere in this prospectus for a discussion of the material U.S. federal income tax consequences of the Distribution applicable to Ener1 shareholders as of the Ener1 Record Date resulting from the Distribution. While the tax consequences of the Distribution are uncertain, it is possible that the Internal Revenue Service, which we refer to in this prospectus as the “IRS”, may take the position that the Ener1 shareholders would be required to recognize taxable income in an amount up to the full fair market value of the common stock received as a result of the Distribution. We also urge Ener1 shareholders to consult their own tax advisors regarding the tax consequences of the Distribution based on their individual circumstances.

Summary consolidated financial information

     The following tables set forth the summary consolidated financial results for Splinex, LLC, our parent, and us for the period from the inception of Splinex, LLC on October 28, 2003 through March 31, 2004 and should be read in conjunction with “Selected Consolidated Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. As of April 1, 2004, Splinex, LLC contributed substantially all of its assets and liabilities to us.

Period from inception
(October 28, 2003)
Statement of Operations Data	through March 31, 2004
Net sales	$—
Net loss	822,847

Balance Sheet Data	At March 31, 2004
Current assets	$175,075
Current liabilities	207,539
Total assets	234,692
Members’ equity	27,153

RISK FACTORS

     Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information in this prospectus, when evaluating an investment in our common stock. If any of the following risks occur, our business, results of operations or financial condition would likely suffer. The trading price of our common stock could decline and you may lose all or part of your investment. The risks and uncertainties described below are not the only ones facing us. Additional risks we do not presently know or that we currently deem immaterial may also impair our business operations.

Risks related to our operations

     We have a limited operating history.

     We are a development-stage company founded in February 2004. Splinex, LLC, our parent, was formed in February 2003 and commenced development stage activities in October 2003. We have not offered any of our products for commercial sale. Accordingly, we have only a limited operating history upon which you can evaluate our business and prospects. We have an unproven business plan and do not expect to be profitable for the next several years, and may never be profitable. Companies in an early stage of development frequently encounter heightened risks and unexpected expenses and difficulties. For us, these risks include the lack of any customers who have successfully used or integrated our technology and the absence of a track record of success for our business model. We cannot assure you that we will have significant or increasing revenues or that we will be able to achieve or sustain profitability.

     We have a history of losses and expect to incur losses in the future.

     We and Splinex, LLC, our parent, have incurred combined net losses of $822,847 from October 28, 2003, when our development stage activities began, through our fiscal year end of March 31, 2004. As of May 31, 2004, we had an accumulated deficit of approximately $1.1 million. Since our founding, we have not had a profitable or cash flow positive quarter. We have no revenue. We expect that we will continue to incur negative cash flows and require additional cash to fund our operations and implement our business plan. The continued development of our products will require significant additional capital investment, including to fund costs of goods associated with future revenues; research and development, sales and marketing and general and administrative expenses.

If we are unable to effectively manage the transition from a development stage company to an operating company, our financial results will be negatively affected.

     As we transition from a development stage company to an operating company, we expect our business to grow significantly in size and complexity. This growth is expected to place significant demands on our management, systems, internal controls and financial and physical resources. As a result, we will need to hire additional qualified personnel, retain professionals to assist in developing appropriate control systems and expand our information technology and operating infrastructures. Our inability to secure additional resources, as and when needed, or manage our growth effectively, if and when it occurs, would have a material adverse effect on our financial results.

     We anticipate that our operating results will vary from quarter to quarter.

     We anticipate that many factors, some of which are beyond our control, may cause fluctuations in our operating results. These factors include:

•	initial dependence on a small number of relatively small orders for our products and services;

•	acceptance and reliability of new products in the market;

•	price competition;

•	delays in our introduction of new products;

•	general economic conditions;

•	changes in the mix of products and services sold; and

•	the impact of changing technologies.

We may be unable to generate net cash flow from operations or raise additional capital.

     We cannot assure you that we will be able to generate funds from operations or that capital will be available from debt or equity financings or other potential sources to fund our operating costs. We currently have no credit facilities with a lending institution. If we raise additional funds through the sale of equity or convertible debt securities, your ownership percentage of our common stock will be reduced. In addition, these transactions may dilute the value of our common stock. We may have to issue securities that have rights, preferences and privileges senior to our common stock. The terms of any additional indebtedness may include restrictive financial and operating covenants that would limit our ability to compete and expand. The lack of additional capital resulting from the inability to generate cash flow from operations or to raise funds through equity or debt financing would force us to curtail substantially or cease operations and would have a material adverse effect on our business and the value of our common stock.

We have a limited amount of funding from our parent, and the funding may be interrupted.

     Under the operating agreement of Splinex, LLC, Marl Finance Inc. and Clay Real Estate Group, Ltd., both members of Splinex, LLC, are required to provide a capital contribution of up to $2,000,000 in the aggregate to Splinex, LLC. As of May 31, 2004, Splinex, LLC has received and used $1,100,000 to fund our operations. At our current rate of expenditure, the remaining $900,000 plus the funds available under the revolving loan agreement with Bzinfin, S.A. would be sufficient to fund our operations for twelve months. If Marl Finance Inc. or Clay Real Estate Group, Ltd. were to fail to make a required capital contribution to Splinex, LLC, our ability to continue our operations would be seriously harmed.

Our revolving loan agreement with Bzinfin, S.A. may not provide us with the capital we need.

     Our revolving loan agreement with Bzinfin, S.A. provides, among other things, that we may borrow and reborrow from Bzinfin, S.A. up to $2,500,000 in aggregate principal amount from the Closing Date through July 31, 2005. The amount we may borrow under this agreement will be reduced by the amounts we receive from debt or equity financings. If Bzinfin, S.A. fails to provide this capital as agreed, our financial condition and business may be harmed.

The market for three-dimensional solid and surface modeling software is relatively small and may not develop as we anticipate.

     The precision multi-dimensional solid and surface modeling software market is relatively small. It has experienced decreasing prices and is in a state of rapid technical evolution. The introduction of software, devices and semiconductor chips related to three-dimensional graphics and modeling has frequently been delayed. Our products and sales methods are untested in this market and they may not be received in the way we expect. The market may evolve in a way that reduces, or eliminates, the technical advantage of our products or causes their obsolescence more rapidly than we anticipate.

We will depend on the strength of the broader graphics software market.

     The development of the multi-dimensional solid and surface modeling software market will depend on the development and availability of a large number of software applications that support or take advantage of graphics and modeling capabilities. Currently, there are only a limited number of software applications like this, most of which are games. A broader base of software applications that would require graphics and modeling capabilities may not develop in the near term or at all. Our business prospects will suffer if this market fails to develop or develops more slowly than we expect.

We will depend upon the increased use of multi-dimensional software applications and related devices.

     We intend to have some of our products marketed and sold together with other graphics applications. Additionally, we will seek to have our products included in the programming of certain graphics-related devices such as mobile phones, digital cameras, advanced scanning and image capturing hardware and visual displays. Our business plan anticipates that this market will increase substantially over the next five years. However, if the market for graphics applications and related devices does not develop or develops more slowly than we anticipate, our revenues will not grow as anticipated, if at all. This could have a material adverse effect on our business.

We will depend on the personal computer market and any slowdown in its growth may have a negative impact on our business.

     We expect that one of our selling points will be that many of our products are operable on a personal computer. Our business plan anticipates that we will derive most of our revenue from the sale or license of products for use in the desktop personal computer market in the next several years. This plan assumes that the use of personal computers will substantially increase. A reduction in sales of personal computers, or a reduction in the growth rate of personal computer sales, could reduce demand for our products. Moreover, changes in demand could be large and sudden. Because personal computer manufacturers often build inventories during periods of anticipated growth, they may be left with excess inventories if growth slows or if they have incorrectly forecast product transitions. In these cases, personal computer manufacturers may abruptly suspend substantially all purchases of additional software from suppliers such as us until the excess inventory has been absorbed. Any reduction in the demand for personal computers generally, or for a particular product that incorporates our products, could harm our business.

We may not be able to compete successfully.

     The markets in which we will compete are intensely competitive, subject to rapid change and characterized by constant demand for new product features at reduced prices and pressure to accelerate the release of new products and product enhancements. Some of our competitors are much larger than we are and may have greater name recognition and financial, technical or marketing resources than we have. Our competitors may possess manufacturing, marketing and sales capabilities to complete research, development and commercialization of commercially viable products more quickly and effectively than we can. Our principal competitors will include large companies like Microsoft Corporation, which recently announced plans to deliver an update of Microsoft Windows® code named “Longhorn” that will incorporate advanced support for certain types of three-dimensional graphics. Other smaller competitors will include companies such as BitWyse Solutions, Inc. and Octree Corporation, which may be able to outspend us on research and development. We expect additional competition from other established and emerging companies. We expect competition to persist and intensify as the multi-dimensional solid and surface modeling software market evolves and competitors focus on additional product and service offerings.

We will depend on our customers to manufacture products incorporating our technology.

     We will rely on certain software manufacturers to incorporate our software products with their own. Additionally, we intend to sell our products to manufacturers who will permanently write our software on their graphics-related devices. Accordingly, our success will depend, in part, upon our ability to convince a number of software companies and graphics device manufacturers to incorporate our technology, and for these products to be commercially accepted. If these manufacturers do not utilize our technology with their own, many of our products may not achieve broad market acceptance and our business would be significantly impaired.

We will depend upon strategic relationships with third parties that manufacture semiconductor chips and graphics devices, a limited number of whom exist.

     A key part of our sales strategy will be to enter into collaboration with companies that manufacture semiconductor chips and graphics devices in order to produce software for their products. The number of makers of semiconductor chips and graphics devices is limited.

Therefore, if we were to fail in our attempt to partner with even a few of these companies, our business plan would be disrupted, which may cause a material adverse effect on our operations.

We expect to rely on a limited number of customers for a significant portion of our revenues.

     We expect to derive a significant portion of our revenues from the sale of software products to manufacturers of digital and graphics devices, programs that control these devices, and semiconductor chips. The total number of these manufacturers is limited. We expect that we will be dependent upon these customers for a significant portion of our revenues in all future periods. As a result, if we fail to sell our products and services to one or more of these customers in any particular period, or if a large customer purchases less of our products or services, defers or cancels orders, or terminates its relationship with us, our revenues could decline significantly.

The semiconductor industry – one of our target market segments – is cyclical in nature.

     A key element of our business strategy is to market our products to semiconductor manufacturers. The semiconductor industry historically has been characterized by the following factors:

•	rapid technological change;

•	cyclical market patterns;

•	significant average selling price erosion;

•	fluctuating inventory levels;

•	alternating periods of overcapacity and capacity constraints; and

•	variations in manufacturing costs and yields and significant expenditures for capital equipment and product development.

     In addition, the semiconductor industry has experienced significant economic downturns at various times, characterized by diminished product demand and accelerated erosion of average selling prices. The response of the semiconductor industry has been to reduce expenditures on software from vendors such as ourselves. As a consequence, we may experience substantial period-to-period fluctuations in results of operations due to general semiconductor industry conditions.

We may not successfully compete against the market leader in the integrated chipset market.

     Integrated microcircuits, also called “chipsets”, are a significant part of the personal computer multi-dimensional solid and surface modeling market. Some of our products will provide software for these chipsets. Intel Corporation is the dominant supplier of integrated graphics chipsets. Its products contain software that performs many of the same functions as our products. Intel has significantly greater resources than we do. We may not compete effectively against Intel’s current chipset products or future software products it introduces, either in terms of price or performance.

The market leader in the integrated chipset market may change its architecture or assert intellectual property claims against us.

     Much of the personal computer modeling and graphics industry accepts Intel’s microprocessor architecture and interface architecture. This gives Intel significant influence over the personal computer industry and over companies developing products using this architecture, such as ourselves. Any significant modifications Intel makes to its personal computer microprocessor architecture could result in incompatibility with our technology, which would harm our business. Moreover, any delay in the public release of information relating to modifications in the architecture could harm our business.

     In addition to its influence over personal computer architecture, Intel has asserted intellectual property rights in various personal computer architecture interfaces. For example, Intel has asserted that because it holds patents relating to this three-dimensional graphics technology, companies wishing to develop a chipset compatible with Intel’s Pentium 4TM microprocessor or similar microprocessors must obtain a license from Intel. In September 2001 Intel filed a patent infringement suit against Via Technologies, Inc. with respect to a Via chipset for the Pentium 4TM. We do not have a license from Intel for any of the related software or firmware, which is software embedded on a chip.

     We expect Intel to continue to do the following:

•	invest heavily in research and development and continue development of integrated three-dimensional modeling and graphics products, including software;

•	maintain its position as the largest manufacturer of personal computer microprocessors;

•	use its intellectual property position with respect to the personal computer microprocessor and architecture to defend its position in three-dimensional graphics, including the filing of patent infringement suits against competitors;

•	follow business practices in its personal computer business that strongly encourage use of Intel integrated chipsets; and

•	increasingly dominate the personal computer platform.

End users of our products will have the right to return them.

     End users who purchase our products typically will have the right to return the product for a full refund up to 30 days after the date of purchase, depending on country, federal and local laws. Additionally, end users may have other rights under country, state and federal consumer protection laws that could harm our business. If a significant number of end users take advantage of this policy, our operations could be materially adversely affected.

We will rely on the Internet to sell our products and generate new demand for our products; the Internet may not grow as we anticipate.

     We plan to sell many of our products through the Internet. Critical issues concerning the commercial use of the Internet remain unresolved and may affect the growth of Internet use. If the Internet does not grow as quickly as we anticipate, our business plan would be disrupted, which may cause a material adverse effect on our operations.

     If we are required to collect sales and use taxes on the products we sell, our future sales may decrease.

     In accordance with current industry practice and our interpretation of current law, we do not currently intend to collect sales and use taxes or other similar taxes with respect to shipments of goods into states other than Florida. Our operation of any distribution facilities in the future and other aspects of our evolving business may result in increased sales and use tax obligations. Some states have sought or are now seeking to impose sales or other tax collection obligations on companies that engage in electronic commerce. Federal legislation limits the imposition of U.S. state and local taxes on Internet-related sales. In 1998, Congress passed the Internet Tax Freedom Act, which placed a moratorium on state and local taxes on Internet access, unless such tax was already imposed prior to October 1, 1998, and on discriminatory taxes on electronic commerce. This moratorium expired in November 2003. Congress is currently debating several proposals to extend the moratorium. If no moratorium proposals are adopted, state and local governments may be free to impose new taxes on electronically purchased goods. Congress could also pass alternative proposals allowing state and local governments to impose taxes on electronic commerce. In either event, we could be required to pay past and collect future sales and use taxes in states other than Florida. This would increase the price of our products, which may make them less competitive with products produced in other countries that do not collect such taxes. These taxes would also reduce the competitive advantage we may have over stores in the United States that are required to collect such taxes. If our products are not priced competitively, we may not be able to compete effectively.

     We may be unable to adequately protect our intellectual property.

     Our ability to compete and continue to provide technological innovation is substantially dependent upon internally-developed technology. We rely primarily on a combination of patents, trademark laws, copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology. Provisional patent applications by our employees are pending in the U.S. Patent and Trademark Office. Patents may not be issued from these or any future applications. Even if patents are issued, these patents may not survive a legal challenge to their validity, and patent assignments we have received may not transfer all rights in the subject intellectual property to us.

     Additionally, a significant amount of our intellectual property is the result of research and development occurring in Russia. Russian law regarding transfer and protection of intellectual property rights is not as well-developed as similar laws in the United States and we may not be able to adequately protect the intellectual property assigned to us or to our affiliates. We may not be able to obtain written assignments of intellectual property rights from all of the contributors and inventors in Russia. Our Russia-based animators, designers, engineers, programmers and scientists have no formal employment agreements with us. Patent assignments we are able to obtain from these individuals may not grant us complete rights to the patent application and may be subject to dispute under Russian law.

     The steps we have taken to protect our proprietary rights may not be adequate to prevent misappropriation of our proprietary information. Further, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Our competitors may also independently develop similar technology. In addition, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States even if we elect to make certain foreign filings that we have not made to date. If we fail to protect our intellectual property, our competitors could begin offering products that incorporate our most technologically-advanced features, which could seriously reduce demand for our products and services.

Malicious code such as worms and viruses could adversely affect our products and sales efforts.

     The files created by our software applications, even those with security features, will be vulnerable to malicious acts such as hacking and embedding of viruses. Any vulnerability of our software to malicious code, either as a carrier or as a target, would reduce the commercial attractiveness of our products and harm our business.

Planned expansion of our distribution channels will be expensive and may not succeed.

     We plan to distribute our initial products and services principally through direct sales to end users. In the future, we may expand the number and reach of indirect sales, primarily overseas, through distribution agreements. The development of these indirect channels will require the investment of significant resources, which could seriously harm our business if our efforts do not generate significant revenues. Moreover, we may not be able to attract partners who will be able to market effectively our products and services. The failure to recruit partners who are able to market successfully our products and services could seriously harm the growth of our business.

Our products may not be significantly better than those of our competitors.

     Despite testing of our software’s quality, we are uncertain of our software’s ability to support and manage a substantial number of users in an actual deployment. If our products do not perform significantly better than our competitors’ similar products, demand for our products and services may not increase as projected. This could cause a material adverse effect on our business.

Our products run on the Windows® platform and we have no plans to add Macintosh or Unix/Linux® platform support.

     We intend to offer our end user-based products on Microsoft Windows®. We have no plans to add Macintosh or Unix/Linux® platform support. To the extent that a slowdown occurs of the use of the Windows® platform, our business could be harmed.

We are subject to risks associated with product defects and incompatibilities.

     Products as complex as those we intend to offer may contain defects or failures when introduced or when new versions or enhancements to existing products are released. We have in the past discovered software defects and incompatibilities in our testing and may experience delays or lost revenue to correct new defects in the future. Errors in new products or releases after commencement of commercial shipments could result in loss of market share or failure to achieve market acceptance. Our products will go through only one verification cycle prior to beginning volume distribution. As a result, our products may contain defects or flaws that are undetected prior to volume production and distribution. If these defects or flaws exist and are not detected prior to volume distribution, we may be required to reimburse customers for costs to repair or replace the affected products in the field. These costs could be significant and could adversely affect our business and operating results.

Our security and backup systems for source code could be compromised or fail.

     While we maintain two independent offsite backup systems, we cannot guarantee that all data would be preserved should a catastrophic event occur. If key source code data were lost, our business would be harmed.

We may fail to identify and develop new product opportunities.

     As markets for our multi-dimensional solid and surface modeling software develop and competition increases, we anticipate that product life cycles will remain short and average selling prices will continue to decline. In particular, we expect average selling prices and gross margins for our products to decline as each product matures and as unit volume increases. As a result, we will need to introduce new products and enhancements to existing products to maintain overall average selling prices and gross margins. We may be unable to identify new product opportunities or to develop and bring to market in a timely manner any new products. In addition, we cannot guarantee that any new products we develop will be selected for design into digital and graphics devices, programs that control these devices and semiconductor chips.

     As the complexity of our products and the software development process for products increases, there is an increasing risk that we will experience problems with the performance of our products and that there will be delays in the development, introduction or volume shipment of our products. We may experience difficulties related to the release of current or future products. Other factors may delay the introduction or sales of new products we develop. In addition, we may be unable to manage successfully the production transition risks with respect to future products. Failure to achieve any of the foregoing with respect to future products or product enhancements could result in rapidly declining average selling prices, reduced margins, reduced demand for our products and loss of market share.

We must develop new products and manage product transitions to succeed.

     Our business will depend to a significant extent on our ability to develop successfully new products for the multi-dimensional solid and surface modeling software market. Add-in board and motherboard manufacturers and major device manufacturers typically introduce new system configurations as often as twice per year. Accordingly, we must introduce in a timely manner new products with new or enhanced performance features in order to be included in new system configurations. This requires that we anticipate correctly the features and functionality that consumers will demand, and incorporate those features and functionality into products that meet the device manufacturers’ specifications.

     We believe that we will need to make significant expenditures for research and development. We may not be able to develop or introduce new products within the appropriate time to meet the needs of device and semiconductor manufacturers. Our failure to develop, introduce or achieve market acceptance for new multi-dimensional solid and surface modeling products would harm our business.

We may be unable to complete development and introduction of new software products in a timely manner.

     The market for multi-dimensional solid and surface modeling software is characterized by evolving industry standards, rapid technological change and frequent new product introductions and enhancements. Our success will depend in large part upon our ability to adhere to and adapt our products to evolving multi-dimensional graphics protocols and standards. Therefore, we will need to develop and introduce new products that meet changing customer requirements and emerging industry standards on a timely basis. We have experienced delays in completing the development and introduction of new software products. We may encounter such delays in the development and introduction of future products as well. In addition, we may:

•	fail to design our current or future products to meet customer requirements;

•	fail to develop and market products and services that respond to technological changes or evolving industry standards in a timely or cost effective manner; or

•	encounter products, capabilities or technologies developed by others that render our products and services obsolete or noncompetitive or that shorten the life cycles of our existing products and services.

We may be unable to obtain key technology from third parties.

     We rely on technology licensed from third parties, including software tools and libraries that are used to develop our software. Most notably, we license certain tools and libraries from Microsoft Corporation and Borland Software Corporation, among others. These third-party technology licenses may not continue to be available to us on commercially reasonable terms, or at all, and we may not be able to obtain licenses for other existing or future technologies that we desire to integrate into our products. If we cannot maintain existing third-party technology licenses or enter into licenses for other existing or future technologies needed for our products we would be required to cease or delay product shipments while we seek to develop alternative technologies.

Our markets are characterized by frequent litigation of intellectual property rights.

     We expect that we will be increasingly subject to infringement claims as the number of competitors who are developing multi-dimensional solid and surface modeling software grows and products in different industry segments overlap. In particular, the three-dimensional graphics semiconductor market, which is one of our target markets, has been characterized recently by the aggressive pursuit of intellectual property positions. Also, from time to time, we hire or retain employees or consultants who have worked for independent software vendors or other companies developing products similar to those we offer. Prior employers of these employees may claim that our products are based on their products and that we have misappropriated their intellectual property. We believe it is possible that:

•	an infringement claim may be asserted against us in the future;

•	an infringement claim may be litigated;

•	we may not prevail in an infringement litigation; or

•	we may be unable to obtain a license for the use of any infringed intellectual property from a third-party on commercially reasonable terms.

     Furthermore, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Also, we may agree to indemnify certain customers for claims of infringement arising out of sale of our products.

     Litigation by or against us or our customers concerning infringement would likely result in significant expense to us and divert the efforts of our technical and management personnel, whether or not the litigation results in a favorable determination for us.

End users may pirate our software.

     Software piracy is a cost of doing business where consumers and businesses using personal computers represent a key market segment. In spite of our reasonable protections, we believe that it is inevitable that a large number of copies of our software products will be used illegally by end users. This decreases our revenue and potential customer base from what it otherwise would have been and could have a material adverse effect on our operations.

We do not have liability insurance to protect against third-party intellectual property infringement claims.

     We currently do not have liability insurance to protect against the risk that our licensed third-party technology infringes the intellectual property of others. Any claims relating to our intellectual property, regardless of their merit, could seriously harm our ability to develop and market our products and manage our day-to-day operations because they could:

•	be time consuming and costly to defend;

•	divert management’s attention and resources;

•	cause product shipment delays;

•	require us to redesign our products; or

•	require us to enter into royalty or licensing agreements.

Loss of any of our key personnel would harm our competitiveness.

     We believe that our success will depend on the continued employment of our senior management team and key technical personnel, who are generally at-will employees. If one or more members of our senior management team or key technical personnel become unable or unwilling to continue in their present positions, these individuals would be very difficult to replace. Our ability to manage day-to-day operations, develop and deliver new technologies, attract and retain customers, attract and retain other employees and generate revenues would be seriously harmed.

We may not be able to rely on equity compensation to attract key talent.

     Competition for highly-qualified personnel, especially highly skilled software engineers, is intense. Our ability to grow will require us to recruit these high-quality people. Due to proposed accounting rule changes regarding accounting treatment of stock options, we may be unable to rely as much as we currently anticipate on equity compensation in order to recruit and retain highly skilled employees. If we are unable to provide adequate equity compensation incentives to recruit and retain talented employees, our business may be harmed.

We are subject to risks associated with software engineering in a foreign country.

     We currently do not have a direct relationship with the entity that employs the scientists, engineers and programmers in Ekaterinburg, Russia who represent nearly all of our development team. Our reliance on foreign-based programming services puts us at risk of:

•	unexpected changes in, or impositions of, legislative or regulatory requirements regarding our products or the technology upon which they are based, in both the United States and Russia;

•	delays resulting from difficulties in obtaining export licenses for technology;

•	imposition of tariffs, currency restrictions, quotas and other trade barriers;

•	existence of longer product delivery cycles and decreased efficiency in communication among our development team;

•	imposition of additional taxes and the increased likelihood of penalties;

•	increased administrative expenses and legal costs; and

•	other occurrences beyond our control, including terrorism, that may delay or prohibit efficient communication among our development team.

     We also are subject to general risks of doing business in foreign countries, such as civil unrest, governmental changes and restrictions on the ability to transfer capital across borders, in connection with our international outsourced software development relationships.

After the merger, Splinex, LLC will hold the supermajority of our common stock.

     Following the merger, approximately 95% of our outstanding common stock will be held by Splinex, LLC. As a result, this stockholder will be able to control the outcome of any matter to be acted on by our stockholders, including the election of all of the members of our board of directors. The voting power of Splinex, LLC could also discourage potential investors from seeking to acquire control of us through the purchase of our common stock, which might have a depressive effect on its price.

Our management has discretion as to use of borrowings.

     Under our revolving loan agreement with Bzinfin, S.A., after the Closing Date we will have the right to borrow and reborrow up to an aggregate amount of $2,500,000. We expect to use these funds to fund our operations. We have broad discretion to determine the use of these funds, and how we invest these proceeds may not yield a favorable return.

Our board of directors will have broad discretion to issue preferred stock.

     Following the Merger, our board of directors will be authorized to issue 150,000,000 shares of preferred stock without any vote or action by our stockholders. The board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, and restrictions of any series of preferred stock, including:

•	dividend rights and rates;

•	conversion rights;

•	voting rights;

•	terms of redemption;

•	redemption prices;

•	liquidation preferences; and

•	the number of shares constituting a series or the designation of such series.

     The issuance of preferred stock may adversely affect the market price of the common stock and the voting rights of the holders of common stock.

We will rely on third parties for our customer relationship management.

     We are heavily dependent upon the proper functioning of third-party systems, including Salesforce.com among others, to conduct our business. System failure or malfunctioning may result in disruptions of operations and inability to process transactions. Our results of operations and financial position could be adversely affected if we encounter unforeseen problems with respect to system operations or future implementations.

Worsening relations between The People’s Republic of China and the Republic of China (Taiwan) may harm our business.

     A significant percentage of computer components are manufactured in Taiwan and a significant percentage of computers are manufactured or assembled in China. China and Taiwan have in the past experienced, and are currently experiencing, strained relations. A worsening of this relationship or the development of hostilities between the two could seriously disrupt the availability of personal computers and related graphics devices, which could harm the personal computer industry in general, including our business.

Political and economic events and the uncertainty resulting from them may have a material adverse effect on our market opportunities and operating results.

     The terrorist attacks that took place in the United States on September 11, 2001, along with the U.S. military campaigns against terrorism in Iraq, Afghanistan and elsewhere and continued violence in the Middle East, have created many economic and political uncertainties, some of which may materially harm our business and revenues. The long-term effects of these events on our customers, the market for our common stock, the markets for our products and the U.S. economy as a whole are uncertain. The consequences of any additional terrorist attacks or of any expanded armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our market opportunities or our business.

Potential customers may outsource their multi-dimensional solid and surface modeling software needs.

     Several of our target customers are shifting, or have announced plans to shift, certain software product creation to India or China. We do not currently have software creation capabilities in China or India. We cannot assure you that we will be able to compete successfully with software created in these markets or offset any loss of business resulting from the decline for demand of our products in North America.

Risk related to the Merger

The number of shares to be issued to Ener1 in the Merger is not subject to adjustment based on the performance of ourselves or Ener1.

     Upon completion of the merger, all shares of Ener1 Acquisition will be canceled and Ener1 will receive the right to receive shares of our common stock. The number of shares to be issued to Ener1 in the Merger is fixed and will not be adjusted for changes in our or Ener1’s economic performance or condition or the market price of Ener1 common stock. Therefore, even if the value of our common stock changes, the number of shares of our common stock that Ener1 receives, and that it distributes to its shareholders in the Distribution, will remain unchanged.

Risk relating to our common stock

We do not intend to pay dividends.

     We have never declared or paid any cash dividends on our capital stock and do not intend to pay cash dividends in the foreseeable future. We intend to invest our future earnings, if any, to fund our growth. Therefore, you will not receive any proceeds with respect to your stock prior to selling it. We also cannot assure you that you will receive a return on your investment if and when you do sell your shares or that you will not lose the entire amount of your investment.

Penny stock sales rules may adversely affect the price of our common stock.

     The Securities Exchange Commission has adopted regulations, which generally define penny stock to be equity securities that have a market price of less than $5.00 per share. Such designation imposes additional sale practice requirements on broker/dealers which sell such securities to persons other than established customers and institutional accredited investors. For transactions covered by these regulations, a broker/dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. These regulations may restrict the ability of brokers, dealers and investors to sell our common stock to the extent our common stock may ever be publicly traded and be subject to such regulations. Following the Merger, we will have 100,000,000 shares outstanding, and we have no lock-up agreements with our stockholders that would limit their selling activity for a period of time after when we may commence trading. We cannot assure you that, if and when our stock begins trading, our stock price will increase, or excessive selling pressure would not adversely affect our share price.

The price of our common stock may be volatile.

     While we will seek to have market-makers sponsor our common stock for quotation on the Over-the-Counter Bulletin Board, we cannot assure you that our common stock will be quoted on the Over-the-Counter Bulletin Board. Our common stock has no trading history. We also have no record of operations or revenue, and only a short financial history. This lack of information may cause significant volatility in the price of our common stock. Additional factors that may have a significant impact on the market price of our common stock include:

•	our perceived value in the securities markets;

•	future announcements concerning developments affecting our business or those of our competitors, including the receipt of substantial orders for products;

•	overall trends in the stock market;

•	the impact of changes in our results of operations, our financial condition or our prospects on the perception of our company in the securities markets;

•	changes in recommendations of securities analysts; and

•	sales or purchases of substantial blocks of stock.

An active, liquid trading market for our common stock may never develop.

     Our efforts to cause our common stock to be quoted on the Over-the-Counter Bulletin Board may not be successful, in which case there will be no trading market for our common stock. Even if our common stock is quoted on the Over-the-Counter Bulletin Board, an active trading market for our common stock may not develop. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active.

FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act.

     Forward-looking statements are not statements of historical fact but rather reflect our current expectations, estimates and predictions about future results and events. These statements may use words such as “will”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “predict”, “project” and similar expressions as they relate to us or our management. When we make forward-looking statements, we are basing them on our management’s beliefs and assumptions, using information currently available to us. These forward-looking statements are subject to risks, uncertainties and assumptions, including but not limited to, risks, uncertainties and assumptions discussed in this prospectus. In the future our results of operations could be affected by various factors, including:

•	general economic or political conditions in any of the major countries in which we do business;

•	delays in development or shipment of our products or new versions of existing products;

•	difficulties in transitions to new business models or markets;

•	introduction of new products by existing and new competitors, particularly Microsoft;

•	difficulties in implementing strategic alliances;

•	changes to our distribution channels;

•	inability to attract and retain key personnel;

•	lack of market acceptance of new products, upgrades and services;

•	changes in demand for multi-dimensional solid and surface modeling software;

•	intellectual property disputes and litigation;

•	industry transitions to new business models;

•	renegotiation or termination of royalty or intellectual property licensing arrangements;

•	changes in accounting rules, such as expensing of stock options; and

•	unanticipated changes in tax rates.

     See “Risk Factors” and “Management Discussion and Analysis of Financial Condition and Results of Operations”. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected.

     Any forward-looking statement you read in this prospectus reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should specifically consider the factors identified in this prospectus which would cause actual results to differ before making an investment decision. We are under no duty to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.

USE OF PROCEEDS

     We will not receive any proceeds from the issuance of our common stock in the Merger or the Distribution of our common stock to the shareholders of Ener1. We will not receive any proceeds from the sale of up to 99,072,387 shares of common stock by the selling stockholders referred to in this prospectus.

DIVIDEND POLICY

     We have never paid or declared any cash dividends on our common stock. We currently intend to retain earnings, if any, to finance the growth and development of our business and we do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and other factors our board of directors deems relevant.

CAPITALIZATION

     The following table sets forth our capitalization at March 31, 2004:

•	on an actual consolidated basis with Splinex, LLC; and

•	on a pro forma as adjusted basis to give effect to the contribution of assets and liabilities from Splinex, LLC to us, the Merger and the Distribution.

     You should read this table in conjunction with our financial statements and related notes included elsewhere in this prospectus. See also “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

		Pro Forma
	Actual	As Adjusted
Members’ capital contributions	$850,000	$—
Stockholders’ equity:
Preferred stock ($0.001 par value; actual 5,000,000 shares authorized and no shares issued or outstanding; pro forma as adjusted 150,000,000 shares authorized and no shares issued or outstanding)	—	—
Common stock ($0.001 par value; actual 10,000,000 shares authorized and 1,000 shares issued and outstanding; pro forma as adjusted 300,000,000 shares authorized and 100,000,000 shares outstanding)	—	100,000
Additional paid-in capital		750,000
Accumulated deficit	(822,847)	(822,847)

Total stockholders’ equity	27,153	27,153

Total capitalization	$27,153	$27,153

PRO FORMA FINANCIAL INFORMATION

     The following pro forma financial information presents our pro forma unaudited consolidated statement of operations from inception (October 28, 2003) through March 31, 2004, as if the Merger of Ener1 Acquisition with and into us, the contribution from Splinex, LLC to us of its assets and liabilities and the 95,000 for 1 stock split occurred at inception, and our pro forma unaudited consolidated balance sheet at March 31, 2004, as if these transactions occurred on March 31, 2004. This unaudited pro forma information does not purport to represent what our financial position or results of operations would actually have been if these transactions had occurred on these dates, or to project our financial position or results of operations for any future date or period. This information should be read in conjunction with our historical financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AT MARCH 31, 2004

					Splinex
	Splinex, LLC				Technology Inc.
	and	Pro Forma			Pro Forma
	Subsidiary (1)	Adjustments			Combined
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$165,413	$			$165,413
Prepaid expenses	6,112				6,112
Advances to employee	3,550				3,550

Total current assets	175,075				175,075

PROPERTY AND EQUIPMENT, NET	49,736				49,736
OTHER ASSETS	9,881				9,881

TOTAL ASSETS	$234,692		$—		234,692

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$58,498	$			$58,498
Accrued liabilities	149,041		180,004	(6)	329,045

Total current liabilities	207,539				387,543

COMMITMENTS AND CONTINGENCIES
MEMBERS’ EQUITY	27,153		27,153	(2)(3)(4)
STOCKHOLDERS’ EQUITY
Preferred Stock ($0.001 par value; 150,000,000 shares authorized and 0 issued and outstanding)			—		—
Common Stock ($0.001 par value; 300,000,000 shares authorized and 100,000,000 issued and outstanding)			(100,000	) (2)(3)(4)	100,000
Paid-in capital			(750,000	) (2)(3)(4)	750,000
Accumulated deficit			1,002,851	(2)(3)(4)(6)	1,002,851

Total stockholders’ equity			(180,004)		(152,851)

TOTAL LIABILITIES AND MEMBERS’ OR STOCKHOLDERS’ EQUITY	$234,692		$—		$234,692

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

PERIOD FROM INCEPTION (OCTOBER 28, 2003) THROUGH MARCH 31, 2004

			Splinex
			Technology Inc.
	Splinex, LLC and	Pro Forma	Pro Forma
	Subsidiary (1)	Adjustments	Combined
EXPENSES
Professional fees and consulting	$323,988	$180,004	$503,992
Wages and benefits	238,006	—	238,006
Other general and administrative	147,053	—	147,053
Research and development	113,800	—	113,800

Net loss before income tax benefit	$(822,847)	(180,004)	(1,002,851)

Income tax benefit (5)		—	—

Net loss	$(822,847)	$(180,004)	$(1,002,851)

Net loss per primary and fully diluted share			$0.01

Weighted shares outstanding			95,000,000

(1)	The column includes our historical balance sheet and statement of operations and that of Splinex, LLC, at March 31, 2004.

(2)	Effective April 1, 2004, Splinex, LLC contributed substantially all of its assets, liabilities and operations to us.

(3)	We and Ener1, an affiliated company controlled by members of Splinex, LLC, have agreed to merge Ener1 Acquisition with and into us. The registration statement of which this prospectus is a part must be declared effective before the Merger can be completed. We will survive the Merger and issue 5,000,000 shares to Ener1. Immediately after the Merger, Splinex, LLC and Ener1 will own 95% and 5% of our outstanding common stock, respectively.

(4)	Adjustment to reflect a 95,000 for 1 stock split to be effective at the effective time of the Merger.

(5)	Income taxes have been adjusted to reflect the tax effects of losses on a pro forma basis using an effective income tax rate of 34%. The loss would generate a deferred tax asset of approximately $341,000, which would be completely offset by a valuation allowance.

(6)	To record other expenses of issuance as if the Merger and contribution occurred at inception.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the condensed consolidated financial statements and related notes included elsewhere in this prospectus.

      We intend to be a global leader in multi-dimensional visualization software. Our software is designed to optimize the development and functionality of digital imaging products and related software tools. Our products and professional services can be used in multiple markets including civil engineering, seismic engineering, metrology, geographical information systems, national security and medical imaging to help customers enhance product performance, standardize designs across projects, reduce research and development costs, optimize workflow and shorten product development cycles.

How we will earn our revenues

     We had no revenue during the period from inception to March 31, 2004. We currently expect to begin earning revenue in the second half of fiscal 2005. We expect to derive product revenues by licensing our end user, enterprise and embedded products. Our end user customers will use the products as plug-ins to existing software or as stand-alone applications. End user products will be primarily designed for professional end users of digital content creation and management software. Enterprise products will be licensed by businesses who will bundle our software with image capture devices and third-party software. Embedded products will be designed for bundling with chipsets or components by semiconductor companies who manufacture graphics processing units for gaming, imaging and related uses. Generally, we will charge our customers a license fee for every copy of our software that is used by a different person or included in a final manufactured device. End user customers will generally pay a one time license fee and can elect to purchase support and updates. Enterprise and embedded customers can elect either to pre-pay royalties or report their usage to us in arrears on a quarterly basis as they manufacture or distribute units.

     We expect to derive services revenues from fees for maintenance services, such as telephone and online support and provision of software updates to our products on a when and if available basis, as well as professional services, which will be billed on both a time and materials and fixed price contract basis. These professional services will be designed to assist our customers with the design and development of a completed device, application or semiconductor component.

     Our licensing models

     We expect to license the majority of our software on a perpetual basis. Under this model, our customers will pay an initial license fee together with an annual maintenance fee, which will be based on a flat annual fee or a fixed percentage of the total licensing fees. The terms of the perpetual license for our software will restrict the customer’s use to a specific product, location or project, such as the software product AutoCAD®, a customer location or a project associated with a new device. We will recognize the majority of revenue we receive from perpetual licenses in the quarter in which the products are delivered, and a much smaller amount of revenue relating to the fair value of maintenance services will be deferred and recognized subsequently over the maintenance period.

     We will also offer to license our software under an enterprise license which may include rights to a combination of development tools, an operating system and various protocols and interfaces. An enterprise license will include an annual subscription-based development license and aggregated production licenses, and eliminate the traditional “product”, “project” and “site” restrictions. At the end of the subscription period, the customer’s rights to use the products expire unless renewed. We will recognize revenue from enterprise licenses ratably over the subscription period. As a result, we will recognize lower current-quarter revenue for sales of enterprise licenses than for sales of perpetual licenses.

     We expect the percentage of software that we license under enterprise licenses will slowly increase over time. We believe enterprise licenses will enable us to increase the number of our customers’ employees licensing our products at a lower cost per employee and because our products will be more widely used, may also provide us with an opportunity to increase other revenues such as professional services revenues.

     Our success will depend upon our ability to educate our potential customers about the value of an enterprise license and to negotiate and close transactions with these customers on terms which are mutually agreeable. Our success will also depend on our ability to negotiate up front fees that are sufficient to offset the loss of prospective per device, per product or per project/site license fee revenues. If the additional upfront fees are not sufficient to offset the loss of this revenue, our future earnings could be adversely affected.

Critical accounting policies and estimates

     General

     Management’s discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which were prepared in accordance with accounting principles generally accepted in the United States, or “GAAP”. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Note 1, “Summary of Significant Accounting Policies” of the notes to the consolidated financial statements describes our significant accounting policies. These policies will be reviewed regularly by senior management and the audit committee of our board of directors.

     An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our financial statements. The accounting policies and estimates that we believe will be most critical to an understanding of our financial results and condition are those related to revenue recognition.

     Revenue recognition

     We expect to recognize revenues, net of sales returns and other allowances from three sources: product revenues, service revenues and subscription revenues.

     Product revenues will consist of revenues from end user licenses (sometimes referred to as royalties) and fees for stand-alone software and software programming tools sold under perpetual licenses.

     Service revenues will consist of fees from professional services, which will include fees for design and development services, software maintenance contracts and customer training and consulting.

     Subscription or enterprise revenues will primarily consist of revenues from enterprise licenses, which may include license to use a combination of products and services, including items such as development tools, an operating system, various protocols and interfaces and maintenance and support services such as installation and training. The licenses will have a limited term, typically 12 months. License agreements generally will not allow the right of return or sales price adjustments. However, end user license agreements and terms of sales may permit the right of return pursuant to consumer protection laws. We will make significant management judgments and estimates in connection with the revenues recognized in any accounting period. We must assess whether the fee associated with a revenue transaction is fixed or determinable and whether or not collection is probable and, for fixed-price contracts, make estimates of costs to complete. Material differences could result in the amount and timing of revenues for any period if management were to make different judgments or utilize different estimates.

     We will recognize revenues in accordance with Statement of Position or “SOP” 97-2, “Software Revenue Recognition”, as amended, SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”, and Staff Accounting Bulletin or “SAB” 104, “Revenue Recognition”. We will recognize revenues when persuasive evidence of an arrangement exists, delivery has occurred, the vendor’s fee is fixed or determinable and vendor-specific objective evidence exists for all undelivered elements of the arrangement and collection is determined to be probable.

     1. Persuasive evidence of an arrangement exists. We do not intend to recognize revenue unless we have a non-cancelable contract or contracts and a customer purchase.

     2. Delivery has occurred. Product revenues for software and hardware will be recognized at the time of shipment or upon the delivery of a product master, which is a master version of the product suitable for duplication or replication, with standard transfer terms of FOB shipping point. Delivery will not be considered to have occurred unless all products and services that are essential to the functionality of the product have been delivered. If evidence of fair value of all undelivered elements exists, we will recognize revenue using the residual method. Under the residual method, the recognition of fair value of the undelivered elements is deferred until they are delivered and the remaining portion of the arrangement fee is recognized as revenue.

     We will recognize revenues from time-based and subscription-based licenses ratably over the term of the agreement.

     Our enterprise licenses will require that we deliver unspecified future updates and upgrades within the same product family during the subscription term. Accordingly, we will recognize fees from enterprise licenses ratably over their term.

     Sales of products to distributors, original equipment manufacturers, system integrators and value-added resellers will be recognized either at the time the risks of ownership have transferred or upon receipt of production reports prepared by the reseller related to the sale of product to an end user, depending on our historical experience with these customers.

     Professional services will be separately priced and segmented from commercial licenses, are generally available from a number of suppliers and will not typically be essential to the functionality of our software products. We will recognize revenue from these services separately from the license fee because the arrangements qualify as “service transactions” as defined by SOP 97-2. Generally, revenue from time-and-materials consulting contracts will be recognized as services are performed.

     We will record revenue from fixed-price contracts on the percentage of completion method. If increases in projected costs-to-complete are sufficient to create a loss contract, the entire estimated loss will be charged to operations in the period the loss first becomes known. The complexity of the estimation process and judgments related to the assumptions, risks and uncertainties inherent with the application of the percentage-of-completion method of accounting affect the amounts of revenue and related expenses that we will report in our consolidated financial statements. A number of internal and external factors can affect our estimates, including labor rates, utilization, changes to specification and testing requirements and collectibility of unbilled receivables.

     We will recognize service revenues from software maintenance, support and update fees ratably over the contract period, which will typically be 12 months. Service revenues from training and consulting will be recognized when the services are provided.

     3. Collection is probable. We will assess the probability of collection based on a number of factors, including our past transaction history with the customer and the credit-worthiness of the customer. New customers and some existing customers will be subject to a credit review process that evaluates each customer’s financial position and ultimately its ability to pay according to the original terms of the arrangement. Based on our review process, if we determine from the outset of an arrangement that collection of the resulting receivable is not probable, then we will recognize revenue on a cash-collected basis.

     4. Estimating sales returns, other allowances, and allowance for doubtful accounts. We will record estimated reductions in revenue for potential returns of products by customers and other allowances. Management will estimate potential future product returns and other allowances related to current period product revenue. In making such estimates, management will analyze historical returns, current economic trends and changes in customer demand and acceptance of our products. If management were to make different judgments or utilize different estimates, material differences in the amount of our reported revenue could result.

     Similarly, management will estimate the non-collectibility of accounts receivables, and will analyze accounts receivable and historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms, when evaluating the adequacy of the allowance for doubtful accounts. In addition to the identification of individual specific doubtful accounts receivable, we will provide allowances for other accounts receivable based on our historical experience. If management were to make different judgments or utilize different estimates, it could result in material differences in the amount of our reported operating expenses.

Results of operations for the period from inception through March 31, 2004

     Revenues

     Splinex, LLC, our parent, was formed in February 2003 and commenced development stage activities in October 2003. Since then we have operated in a development phase typical of a software company and have focused on completing products and securing intellectual property rights while we develop relationships with potential customers. We had no revenues from inception to March 31, 2004. From inception to March 31, 2004, we incurred losses of $822,847. Our total expenses of $822,847 included $323,988 for professional and consulting fees, $238,006 for administrative wages and benefits, $113,800 for research and development and $147,053 for general and administrative costs.

     Research and development expenses consist primarily of payroll and related expenses, facility costs and computer-related expenses such as personal computers, software, and related supplies and equipment. We outsource the majority of our software development services to Russia-based scientists and programmers. During fiscal 2004, we employed 27 scientists and programmers from time to time on a part-time basis in Russia. We plan to hire six of the Russian scientists and programmers on a full-time basis to work in our Florida offices, and two formerly Russia-based programmers moved to our Florida offices as of May 31, 2004. Our research and development expenses will increase substantially as we continue to develop our software and begin developing applications of our products to support sales and marketing efforts.

     Our administrative expenses will increase substantially as we build our corporate infrastructure and hire executive management. At March 31, 2004, we employed seven employees in our Florida headquarters. Also, once we become a publicly-traded company, our legal and accounting costs will increase to comply with SEC and Sarbanes Oxley reporting requirements, and our investor relations and communications costs will also increase.

     Selling and marketing expenses consist primarily of advertising and other marketing related expenses, compensation-related expenses, sales commissions and travel costs. Sales and marketing costs will commence during fiscal 2005, and are expected to be a significant percentage of revenues in future years as the company develops its products. We believe selling and marketing expenses in absolute dollars will increase significantly in the short-term.

     Liquidity and capital resources

     At March 31, 2004, we had negative working capital of $32,464, and cash of $165,413. In April 2004, the members of Splinex, LLC contributed capital of $250,000 to Splinex, LLC. Splinex, LLC is entitled to receive an additional $900,000 in capital contributions from its members under the funding provisions of its operating agreement. We have also obtained a revolving loan commitment from a company that is indirectly beneficially owned by a member of Splinex, LLC. Under this revolving loan agreement, we may borrow up to $2,500,000 in aggregate principal amount prior to July 31, 2005. Loans under this agreement bear interest at an annual rate of 5% and must be repaid two years from the date of the initial funding. The maximum amount the lender is required to loan under this agreement will reduced by the proceeds from the sale of equity or debt securities or from any loans or other credit facilities extended to us prior to July 31, 2005. Based upon existing cash and expected capital contributions and advances under the revolving loan facility, we believe that we have sufficient financing to fund operations for the next twelve months.

     We have no material planned capital expenditures at March 31, 2004.

     We do not have material exposure to market risks associated with changes in interest rates related to cash equivalent securities held at March 31, 2004.

     Off-balance sheet arrangements

     At March 31, 2004, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Summary of significant accounting policies

     Our consolidated financial statements include the accounts of our parent company, Splinex, LLC and us. All material intercompany accounts and transactions have been eliminated in consolidation.

     We prepare our financial statements in conformity with GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses for the period presented. Actual results could differ from those estimates.

     Cash and cash equivalents include highly liquid money market investments purchased with original maturities of three months or less. At March 31, 2004, we had no cash equivalents. We maintain cash in a bank deposit account which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At March 31, 2004, we had approximately $105,170 in excess of FDIC insured limits. We have not experienced any losses in such account.

     Property and equipment, primarily computer and office equipment, is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs, which do not extend the lives of the respective assets, are expensed in the period incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is three years.

     We expense research and development expenses as they are incurred. Research and development amounted to $113,800 for the period from inception (October 28, 2003) through March 31, 2004.

     Splinex, LLC is treated as a partnership for Federal income tax purposes, and consequently its members are taxed individually on their proportionate share of its taxable income or loss in accordance with the Splinex, LLC operating agreement. Operating losses prior to April 1, 2004, the date of the contribution from Splinex, LLC to us, will be allocated to Splinex, LLC and will not be available to us as net operating loss carryforwards. Our income taxes are accounted for under Statement of Financial Accounting Standards or “SFAS” No. 109 “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced to estimated amounts to be realized by the use of a valuation allowance if it is more likely than not that we will not realize the benefits of the deferred tax assets.

     At March 31, 2004, we had generated cumulative net operating losses of approximately $100 resulting in a nominal deferred tax asset, which is fully offset by a valuation allowance. Net operating loss carryforwards expire beginning in the year 2024. Due to changes in ownership effective April 2004, we may not fully benefit from our deferred tax asset related to the cumulative net operating losses through March 31, 2004.

Recent accounting pronouncements

     In November 2002, the Emerging Issues Task Force or “EITF” reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue No. 00-21 did not have a material impact on our consolidated financial statements.

     In December 2002, the Financial Accounting Standards Board or “FASB” issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123”. SFAS No. 148 amends FASB Statement No. 123, “Accounting for Stock Based Compensation” and provides alternative methods for accounting for a change by registrants to the fair value method of accounting for stock-based compensation. Additionally, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require disclosure in the significant accounting policy footnote of both annual and interim financial statements of the method of accounting for stock-based compensation and the related pro-forma disclosures when the intrinsic value method continues to be used. The statement is effective for fiscal years beginning after December 15, 2002, and disclosures are effective for the first fiscal quarter beginning after December 15, 2002. Currently, we plan to account for our stock-based compensation using the intrinsic value method.

     In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on our consolidated financial statements.

     In April 2003, the FASB issued SFAS No. 149, which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The primary focus of this SFAS No. 149 is to amend and clarify financial accounting and reporting for derivative instruments. This Statement is effective for contracts entered into or modified after June 30, 2003. In May 2003, the FASB issued SFAS No. 150, “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous pronouncements, issuers could account for as equity. The new accounting guidance contained in SFAS No. 150 requires that those instruments be classified as liabilities in the balance sheet. SFAS No. 150 affects an issuer’s accounting for three types of freestanding financial instruments: (1) mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets; (2) put options and forward purchase contracts, which involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (3) obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 did not have a material impact on our consolidated financial statements.

     In December 2003, the Securities and Exchange Commission staff (“SEC”) issued Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition”, which supersedes Staff Accounting Bulletin No. 101 (“SAB 101”), “Revenue Recognition in Financial Statements”. The primary purpose of SAB 104 is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements and to reflect the accounting guidance issued in Emerging Issues Task Force Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. Additionally, SAB 104 rescinds the SEC’s “Revenue Recognition in Financial Statements Frequently Asked Questions and Answers” (“the FAQ”) issued with SAB 101. Selected portions of the FAQ have been incorporated into SAB 104. The adoption of SAB 104 in fiscal 2004 did not have an effect on our revenue recognition policy or revenues recorded.

BUSINESS

          While we intend to operate our business as described in this prospectus, we are a new company with a limited operating history. As we further develop our products and grow our business, our experience and changes in market conditions and other factors outside our control may require us to alter our anticipated methods of conducting our business.

Overview

     We are engaged in the development and sale of multi-dimensional graphics visualization software products, including 3D graphics products, related compression and signal processing utilities and discrete software modules, that enable the user to accurately and rapidly manipulate highly complex, visually rich, multi-dimensional digital content derived from digital image capture. Our products are based upon proprietary mathematic algorithms that facilitate significantly more efficient and precise manipulation of content, often comprised of enormous quantities of data, than products currently available in the market. Our existing technology, and the derivative products and products in various stages of development and testing, enable surface (visual display of the exterior surfaces of a 3D object) and multi-dimensional solid (visual display of the exterior surface and interior components of a 3D object) modeling, manipulation and visualization with applications for the end user.

     Our products will include discrete computer programs and permanently written computing code that can control graphics semiconductor chips and graphics devices. We will market and sell our products directly to end users in the digital design, mathematical/scientific computing and consumer markets through our website and through affiliated websites. We also intend to distribute our products through a network of distributors and dealers, value-added resellers, systems integrators, independent software vendors and original equipment manufacturers. We also plan to bundle and integrate some of our products, which we refer to as “embedded products”, with semiconductor components, including add-in cards, motherboards, graphics processing units and other microelectronic parts for sale to personal computer and console based computer gaming markets. We may also license our technology to hardware manufacturers outside the computing industry, such as mobile phone manufacturers, enterprise software developers and service providers, and offer integrated software solutions that are bundled with applications or operating systems.

     Splinex, LLC, our parent, was formed in February 2003 and contributed substantially all of its assets and liabilities to us as of April 1, 2004. We were incorporated in Delaware in February 2004. Our principal executive offices are located at 550 W. Cypress Creek Road, Suite 410, Fort Lauderdale, Florida 33309. Our telephone number is (954) 660-6565 and our website is www.splinex.com.

Our products and markets

     Our primary market segments will be:

•	the end user market: professional end users of digital content creation and management software;

•	the enterprise market: enterprises (businesses) who bundle third-party software with image capture devices; and

•	the embedded market: semiconductor companies who manufacture graphics processing units for gaming, imaging and related uses.

     Our software is based upon proprietary mathematic algorithms developed by, or on behalf of, our company that enable efficient and precise modeling, manipulation and visualization. Two of the key underlying technologies in our products involve splines and voxels.

     A spline is a type of mathematically-defined line or curve connecting two or more points. Splines are generally used to model surface objects.

     A “voxel”, literally, a volume object pixel, is the three-dimensional equivalent of a two-dimensional picture element, or pixel. Voxels are generally used to model solid objects. Each element of space represented by a voxel is generally considered to be either “full” or “empty”. Further, voxels can be assigned colors and lighting characteristics. Voxels can be used to represent virtually anything, from human skulls in medicine to complete virtual three-dimensional worlds.

     Spline and voxel algorithms are fundamental elements of our core software libraries, which are sets of low-level problem-solving processes that are the basis for our products and provide a common architecture. The use of a common architecture in our products helps ensure consistency and efficiency of our products and speeds the process of new product development. Our products will have a common user interface and have similar commands, tools, palettes and keyboard short-cuts.

     Our authoring, imaging and animation software applications use a proprietary technique to facilitate the rapid creation, manipulation and editing of solid and surface objects, as well as accelerated rendering and interchange with popular polygonal graphics formats and standards. For the end user of our products, this means faster results with greater levels of accuracy using lower computing requirements.

     Our software enables direct conversion of high volume point cloud files to voxel models and also enables memory-efficient, high fidelity imaging of complex data sets. Point clouds are collections of three dimensional data points typically obtained through digital imaging that appear as “dots” or “points” to the human eye. Our intelligent node purging (sometimes known as “rarification” or “decimation”) technology reduces the density of grid nodes in complex objects without appreciably affecting the quality of the model or rendered image. A grid node is the intersection of two or more splines that describe a surface or solid. Node purging, in simple terms, is the selective removal of data that enables precise, rapid visualization and manipulation without requiring significant computational power. These technologies allow us to reduce file size and improve visualization speed.

     Our software is written in ANSI-C and other programming languages that are industry standard for graphics and complex digital programming. Our products will be targeted to end users that use the Microsoft Windows® operating system, which we chose as a platform because of its worldwide acceptance as an operating system.

     Our current products are constructed primarily on the foundation of ApproLab™, our spline-based surface modeling and viewing program, and VoxelMotion™, our voxel-based solid modeling and viewing program. We are not currently offering any versions of ApproLab™ or VoxelMotion™ for sale. We have developed, and are developing, a series of products based upon the underlying architecture of each of these programs for marketing and sale in each of our primary market segments.

     ApproLab™

     ApproLab™ is our spline-based interactive surface modeling and viewing program. ApproLab™ is at the late internal beta stage of development. Our initial product release will be a version of ApproLab™ that is designed to be used with Mathematica®, a scientific and mathematical software product. ApproLab™ for Mathematica® will be offered to end users via direct sales over the Internet using our web site commencing in the second half of fiscal 2005. ApproLab™ has been demonstrated privately to prospective customers and distribution partners. We believe ApproLab™ is well suited for three-dimensional design, facial recognition and mathematical/scientific applications because it applies the optimal method or algorithm for solving a complex problem versus relying purely on raw computational power. Solid and surface modeling problems can be solved accurately and quickly using ApproLab™ and readily-available personal computing hardware such as a laptop computer running Microsoft Windows XP® in comparison with proprietary workstation hardware and software. ApproLab™ enables the generation, manipulation and control of complex mathematical models with extraordinary speed and flexibility. Solid and surface models with accurate lighting and shading respond to cursor motion nearly instantaneously for zoom, pan and rotate functions.

     ApproLab™ includes a number of features that enhance object and scene viewing, including multiple light sources, fog, transparency, color and texture mapping, which is the process of transferring a two-dimensional digital image onto a three-dimensional digital object.

     ApproLab’s™ graphical interface also allows users to modify the parameters that control a model’s shape and appearance. Additionally, objects constructed in ApproLab™ can be exported into a widely-used file format for use with popular computer-aided design or CAD, three-dimensional design and animation applications. Accordingly, we intend to offer versions of ApproLab™ that will provide add-on enhancements to, or plug-ins to, popular third-party design and animation applications such as Mathematica®, MatLab® and AutoCAD® modeling programs.

     VoxelMotion™

     VoxelMotion™ is a voxel-based solid modeling and imaging program. VoxelMotion™ is in the early internal beta stage of development and has been demonstrated privately to prospective customers. We are making changes to the product based on feedback from prospective customers. We believe that it is ideal for digital imaging and comparison of large amounts of digital data. Imaging data, such as that gathered for surveying, metrological, medical, geographical and three-dimensional design purposes, can be visually created to rapidly find target objects and make comparisons against stored data. For example, a voxel-based image of a refinery would likely contain many pipes and valves. Using VoxelMotion™, an engineer or architect could rapidly locate (or eliminate) pipes and valves of certain dimensions. Once the target pipes or valves were found, the engineer or architect could compare the target with an existing voxel-based database of pipes or valves in order to specify new piping work.

     In the future, we may offer versions of VoxelMotion™ that will provide enhancements to third-party data imaging applications such as CloudWorx™, produced by the Cyra Division of Leica Geosystems, and the Trimble Navigation subsidiary MENSI RealViewer™ data imaging programs. Cyra and MENSI products are used by architects and civil engineers to perform terrestrial imaging in preparation for improvements or modifications to existing structures. This category of construction is typically referred to by the term “as-built”.

     Professional and consumer markets

     A core market segment for our products is the end user who is a digital content management professional. Graphic designers, production artists, web designers, animators, videographers, digital photographers, CAD/CAM designers and imaging analysis professionals may use and rely on our software for professional purposes.

     During the later half of fiscal 2005, we intend to establish a professional end user business unit that will concentrate solely on developing and marketing products designed to meet the needs of this market segment. Potential customers in this market segment include:

•	civil engineers;

•	designers and manufacturers;

•	biometrics and forensics professionals;

•	3D modeling and animation engineers;

•	medical imaging specialists;

•	geographers and geologists; and

•	national security professionals.

     All of these professionals need to rapidly and accurately convert large data files (more than 30GB), typically consisting of point clouds) into accurate visual scenes, and make comparisons between these visual scenes and stored data, using basic computing tools such as laptop computers running Microsoft Windows XP®.

     In the future, we intend to offer versions of ApproLab™ and VoxelMotion™ that can be paired with popular modeling and graphics programs to address the needs of these professionals. In order to pair ApproLab™ and VoxelMotion™ with other widely deployed products, we typically enroll and seek acceptance in the third-party developer program of the target paired product company. Currently we have enrolled in two of the available third-party developer programs. Specifically, we plan to deliver versions of ApproLab™ that will work in conjunction with Mathematica®, MatLab®, MapleSoft® and MathCAD®. We plan to deliver versions of VoxelMotion™ for Mathematica®, MatLab®, MapleSoft®, MathCAD® and AutoCAD® for these professionals. In fiscal 2006 , we plan to introduce a stand-alone suite tentatively called the Splinex Approximation & Visualization Suite that integrates these products and, through a new innovative file management and conversion tool tentatively called SplinexVue™ that enhances workflow capabilities. Some editions of the Splinex Approximation & Visualization Suite may also support workgroup collaboration by implementing Microsoft’s .NET approach for workgroup computing.

     Our current target is to deliver ApproLab™ for Mathematica® for download and purchase by end users during the second half of fiscal 2005 and ApproLab™ for MatLab®, MapleSoft® and MathCAD® during the third or fourth quarters of fiscal 2005. We do not have firm dates for delivering VoxelMotion™ for pairing with the aforementioned products. We do not have firm dates for ApproLab™ or VoxelMotion™ for AutoCAD® or the Approximation & Visualization Suite or SplinexVue™. These product delivery dates will, in part, be driven by the interest levels of end users in these products.

     Another one of our customer targets is the casual, non-professional consumer or hobbyist who enjoys learning about and working with multi-dimensional visualization software to create digital art. We plan to offer two products that customers can download from our web site starting in the second half of fiscal 2005 that are designed to appeal to the hobbyist. We believe that these low-priced product offerings will help build awareness and name recognition for our company but we do not expect significant revenue or profits from these products.

     Enterprise market

     We are seeking to have our software and our underlying technology integrated with the digital image capture products of leading enterprise visualization and image manipulation software providers. We will offer to license our products and technology on a perpetual or subscription basis, depending on the preferences of the customer. Perpetual licenses generally involve a one-time license fee plus a per unit or device royalty. Subscription licenses may involve a multiyear agreement for fees paid over time that is not tied to specific devices or per unit fees. These companies are generally seeking ways to differentiate from their competitors, increase margins, gain market share, and lower product development costs/risks. At the same time, these companies want to derive greater efficiency from the internal software they use, to streamline their workflows, and to effectively manage their assets.

     M2 Research Inc. estimates that there are over 19 million people creating digital content for professional purposes using software applications and tools that cost over $250. We want to become a key provider to this market.

     We are developing software modules that can be bundled with hardware or software by an enterprise customer to enhance their visualization product or related service and optimize the use of tools used in conjunction with the products or services. We intend to offer software modules that can be used to enhance products and services used in the following fields:

•	Terrestrial imaging. Terrestrial imaging generally involves the use of advanced optical and radar devices to scan existing structures such as buildings, bridges and roads. The key technical challenge is to transform, accurately and in real time, with millimeter accuracy, large data files that may include photo-like data (more than 5GB) into visual scenes that professionals with typical CAD-capable personal computers in field conditions can use to rapidly find target objects or make data comparisons. Sparc Point Research LLC, analysts in the terrestrial imaging field, estimate the 2004 market size at $100 million, a 22% increase from 2003 and forecast a $293 million market in 2008.

•	Metrological imaging. Metrology is the science of measurement. It includes the science of biometrics, or measuring human characteristics. Imaging for metrology generally involves the use of advanced optical and radar devices combined with calibrated high resolution digital photographic images to scan existing mechanical conditions or biometric conditions, for example, the contour of the upper part of a human face measured with a high degree of precision. The key technical challenge is to transform, accurately and in real time, relatively small data files (less than 1GB) into highly accurate (micron level accuracy) visual scenes with personal computers, for professionals to rapidly find target objects visually or make rapid data comparisons against existing mechanical drawings or existing stored biometric data. Aircraft and automobile manufacturers use metrological imaging to find deviations in finished components from written specifications. No market size estimates are available for the metrology market.

•	Medical imaging. Medical imaging generally involves the use of advanced electromagnetic, ultrasonic and radiological imaging devices to scan existing medical conditions. The key technical challenge is to be able to visualize, accurately and in real time, a wide dynamic range of signal intensity to color and subsequently remove unneeded data from relatively large data files (more than 5 GB) into highly accurate visual scenes that trained medical personal with personal computers can use to find target objects or conditions or make data comparisons against stored medical data from prior imaging. Magnetic Resonance Imaging, known as “MRI”, is one form of medical imaging. Global Information, Inc. estimated the medical imaging market for 2002 at $14 billion.

•	Geomatics imaging. Geomatics is the science of measurement, analysis, management, storage and display of Earth-related data in digital form. Geomatics imaging generally involves the use of imaging from satellites and radar devices to scan existing topographic, atmospheric or subsurface conditions. The key technical challenge is to transform, accurately and in real time, large data files (more than 100GB) into accurate (centimeter level accuracy) visual scenes, including image fusion, with existing topological data using a personal computer to identify target objects or make data comparisons against existing geomatics data, and subsequently render a visual image for a trained geomatics specialist. In simple terms, Geomatics is a digital method for creating highly detailed and accurate maps. Daratech, Inc. estimated the 2003 market size for geomatics at $1.75 billion representing 2.4% growth over 2002.

•	Seismic and sonar scan arrays imaging. Geologists and engineers use seismic and sonar data for oil and mineral exploration and for fundamental geophysical research. The technical challenge is to process this data into usable form more quickly and cost-effectively than is currently possible using personal computers. No market data is available for the seismic imaging market.

•	National security imaging. National security imaging generally involves the use of advanced optical and radar devices to scan existing mechanical or biometric conditions. The key technical challenge is to transform, accurately and in real time, relatively small data files (less than 1GB) into highly accurate (micron level accuracy) visual scenes using personal computers to find target objects, conditions or people and make data comparisons against stored data. Cargo container inspection would be an example of national security imaging. No market data is available for the national security imaging market.

     Prospective customers in this market segment include:

•	Autodesk, Inc., for versions of VoxelMotion™ and ApproLab™ for bundling with AutoCAD®;

•	Cyra Division, for a version of VoxelMotion™ for bundling with Cyra CloudWorx™); and

•	MENSI, for a version of VoxelMotion™ for bundling with MENSI RealViewer™.

     Embedded market

     If our technology is successful in the professional, consumer and enterprise markets, we anticipate that this will generate demand for our software in order to optimize graphics processing microelectronic components such as chips, add-in boards, motherboards and related firmware and software. If digital content creators and managers such as 3D computer game developers find our visualization tools and technology compelling, leading semiconductor and embedded operating system software providers may seek out our products. We believe companies such as Intel, AMD, nVidia, ATI, ARM, Texas Instruments and Qualcomm are our potential customers in this market segment. We intend to take advantage of this potential demand by providing specialized versions of our products for this market segment. Specifically, we plan to develop and offer MicroSplines™ and MicroVoxel™, which are microcode versions of ApproLab™ and VoxelMotion™ that are suitable for integration with leading graphic processor units. The product cycle time for microelectronic components is typically 30-36 months. We are in the discovery phase of this development cycle.

     Strategy Analytics Inc. estimates the 2004 market size for gaming consoles to be 29.3 million units growing to 35.8 million units in 2007. Virtually all gaming consoles contain high performance 3D chipsets. International Data Corporation estimates the worldwide PC desktop market at 114.6 million units in 2004 and the laptop market at 43.6 million units in 2004. IDC predicts that the desktop market will grow to 135.5 million units in 2007 and 62.4 million laptop units.

     Competition amongst manufacturers of these devices and programs, such as Dell, Gateway, HP, IBM, Nintendo, Sony, Microsoft and Electronic Arts is intense, particularly in the 3D visualization segment for console and PC gaming. These companies are generally seeking ways to differentiate from competitors, increase margins, gain market share and lower product development costs and risks. At the same time, these providers want to derive greater efficiency from the internal software they use to streamline their workflows, standardize their file formats and extend product life cycles. We intend to establish a business unit that concentrates solely on the needs of this customer during fiscal 2006.

Strategy

     Our goal is to be the leading provider of multi-dimensional solid and surface modeling software in a variety of contexts. In fiscal year 2005, we plan to introduce specialized versions of ApproLab™ and VoxelArt™ for professionals. In fiscal year 2006, we plan to introduce integrated software suites containing our principal software programs. Several of these products will also support workgroup collaboration by implementing Microsoft’s .NET approach for workgroup computing. Microsoft’s .NET initiative involves software architecture and tools that enable end users in different locations to collaborate over networks and the Internet. Products with .NET or similar workgroup computing features command higher prices and earn end user loyalty. For professionals, we also plan to introduce software addressing specialized technical challenges in several imaging fields including terrestrial imaging and metrological imaging. These products are in late alpha stages of development. As with our other products, we will use the Internet as a primary means of distribution.

     We intend to obtain and increase our share of the multi-dimensional solid and surface modeling software market by doing the following:

•	Partnering with providers of imaging devices and graphics software. We intend to provide specialized software in partnership with well-known companies in order to build name recognition and brand loyalty. We have engaged in preliminary discovery phase discussions with Cyra and MESNI.

•	Targeting companies with large user bases of products that can be paired with our products. We are developing our products for use by professional end users in large collaborative environments ranging from universities to corporations. We believe that it is possible to achieve significant sales to these clients without advertising and promotion costs and through sales over the Internet using installed base marketing. We will offer existing users of another product the opportunity to improve workflow by using the unique performance enhancements of our products. If we are able to sell our products to these customers, we believe that early customer wins will help to establish us as a market leader and will allow us to extend the platform to other vertical markets.

•	Building upon strategic alliances. We believe that forging relationships with key platform vendors such as Microsoft (Windows®) and RedHat (Linux®) is critical to promoting open standards and delivering a superior product to network operators and information appliance manufacturers. We intend to seek to work closely with major technology infrastructure companies such as Google Inc., Overture, IBM, and Sun Microsystems, Inc. to insure our products are compatible with the offerings of these infrastructure. We have had preliminary discovery stage meetings with some of these vendors.

•	Embedding our software. We intend to aggressively pursue opportunities for the right to embed our software in graphics semiconductor chips and graphics devices, and the programs that control these devices. We believe that early success in embedding will help establish our brand name. We have had preliminary discovery stage meetings with some of the semiconductor companies.

•	Continuing to invest in research and development. During the fiscal year ended March 31, 2004, our research and development expenses, including costs related to contract development, were $113,800, or approximately 13.8% of our expenses. We intend to continue to invest heavily in research and development in order to develop our products.

•	Protecting intellectual property rights. We believe our software is superior in part because it is based on unique problem-solving algorithms and mathematical procedures. We will aggressively pursue new patents as our research team develops patentable processes. We also intend to apply for patent protection on a country-by-country basis as needed to protect our intellectual property rights. In addition, we will copyright our software where possible and take appropriate measures to protect our trade secrets.

•	Programming with industry standards. We will adhere to industry standards such as OpenGL throughout our product line. We believe that adherence to standards will strengthen our market position because our prospective customers prefer products that conform to standards.

Sales

     All of our products will be marketed through our website. Additionally, we plan in the second quarter of fiscal 2005 to offer certain of our products for limited free trial and sample download through leading software websites such as download.com, zdnet.com and tucows.com. We anticipate that this channel will be mainly utilized by end users.

     We expect many of our products targeted to the professional, enterprise and embedded and integration markets will be bundled with other graphics-related products. Some of these programs are typically sold through a network of distributors and dealers, value-added resellers, systems integrators, independent software vendors and original equipment manufacturers. We will be contacting these prospective channel partners during the second half of fiscal 2005.

     We anticipate that some of our products targeted to the embedded markets will be licensed directly to major hardware manufacturers, such as computer electronics manufacturers, software developers and service providers.

     Advertising and promotion

     For the professional end user, we will market through a variety of methods, including:

•	direct sales over the Internet;

•	search engine and similar key word technology as used on the Internet;

•	trial and sample versions of our programs;

•	sponsored search links (such as AdWords offered by Google) and banner advertising on the Internet;

•	partnership with other multi-dimensional solid and surface modeling software companies; and

•	events marketing, such as trade shows.

     For the consumer, we will market through the following methods:

•	seeking reviews from leading publications to increase awareness of our products;

•	utilizing search engine and similar key word technology;

•	providing trial and sample versions of our programs with leading computer manufacturers and assemblers;

•	offering limited time free trials of the software; and

•	implementing anti-piracy measures in the software to guard against its illegal use, leading to conversions of unlicensed users to paid legal users.

     For our products targeted to the enterprise market, we intend to price our products aggressively in order to obtain the right to bundle our software with theirs. The potential customers in the enterprise market are limited and well-known. Therefore, we intend to promote our products through direct sales, demonstrations and, for some end user products, free trials.

     For our software and microcode targeted to the embedded and integrations markets, we also intend to bid aggressively to embed our products in semiconductors and graphics and imaging devices. Like the enterprise market, the potential customers in these segments are limited and well-known. Therefore we intend to promote our products to them in private and small group settings such as private demonstrations and seminars.

     Order fulfillment

     The procurement of the various components of packaged products, including CDs and printed materials, and the assembly of packages for retail and other applications products is controlled by order fulfillment operations. We will likely outsource our order fulfillment activities to third parties. We do not expect we will experience significant difficulties in obtaining raw materials for the manufacture of our products or in the replication of CDs, printing, and assembly of components, although an interruption in production by a supplier could result in a delay in shipment of our products.

Customer service and support

     We plan to offer professional services, technical support and customer service to all of our target market segments. We are currently evaluating whether to offer support with in-house staff or on an outsourced basis. We will rely on independent contractors to provide our professional services to customers.

     Professional services

     We will have a professional services team dedicated to solving program problems and to transferring technical expertise to our future enterprise and embedded and integration partners. We will also offer a portfolio of technical training courses for desktop and server-based products to meet the needs of our enterprise and embedded and integration partners. We expect to launch our professional services and training programs during the second half of fiscal 2005 using contract personnel.

     Support

     Starting in late fiscal 2005 we intend to offer a range of support programs, from fee-based consulting to annual support contracts. Additionally, we will provide self-help and online technical support, which will allow customers quick and easy access to possible solutions for their problems. We are evaluating the advantages of providing support with an in-house staff or using independent contractors. Support we provide for some products and in some countries may vary.

     Training

     We will inform customers about the use of our products through on-line informational services on our website. We may also sponsor workshops, work with professional associations and user groups, and conduct end user testing and improvement programs.

Revenue sources

     We anticipate that we will receive a majority of our revenue from license and subscription fees for our products. We anticipate that we will receive additional revenue from maintenance and support contracts. We intend to offer customers the right to receive product upgrades and enhancements for additional fees during the term of the maintenance and support period, which is expected to be typically one year.

     We also anticipate that we will receive additional revenue from fees for some professional services, customer services and custom technical support. Our service and support revenue will consist primarily of consulting fees, software maintenance and support fees, and training fees.

Our intellectual property

     Our provisional patent applications and utility patent

     We have filed six provisional patent applications and one utility patent application with the United States Patent and Trademark Office that cover the underlying technology in several of our products. These provisional and utility patent applications are for unique problem-solving formulas and mathematical procedures that allow a more efficient representation of three dimensional graphic data.

     The provisional patent process

     Since June 8, 1995, the U.S. Patent and Trademark Office has offered inventors the option of filing a provisional application for patent, which was designed to provide a lower-cost first patent filing in the United States. A provisional application for patent allows filing without a formal patent claim, oath or declaration, or any information disclosure statement and provides the means to establish an early effective filing date. It also allows the term “Patent Pending” to be applied. It allows the holder to provide proof of the date that the invention was first submitted to the U.S. Patent and Trademark Office, but does not allow the holder to sue others for infringement. Provisional patent applications are confidential and are not released to the public.

     A provisional application for patent has a term of 12 months from the date the provisional application is filed. The 12-month term cannot be extended. During the term, the inventor can determine whether it is beneficial to incur the additional cost of prosecuting a non-provisional patent application. The provisional application can be converted to a non-provisional application (utility or design patent application) by the filing of the non-provisional application with a specific reference to the provisional application.

     Trademarks

     We have an ongoing trademark registration program pursuant to which we will seek to register many of our product names and logos in the United States and internationally, if we determine that such registration is prudent.

     Protection of our intellectual property

     Our success and ability to compete is dependent in part on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing upon the proprietary rights of others. To protect our proprietary information we rely primarily on a combination of:

•	patent and trademark protection;

•	anti-piracy measures;

•	copyrights;

•	trade secret and confidentiality procedures; and

•	contractual confidentiality provisions.

     We also use contractual provisions to protect many of our intellectual property rights. We require certain employees, consultants and many of those with whom we have business relationships to sign non-disclosure and confidentiality agreements. We intend to require all employees and consultants to sign invention assignment agreements.

     Difficulties in protecting intellectual property created by Russia-based employees

     Some of the intellectual property that is the subject of our provisional and utility patent applications was created by individuals working for us in Russia. Russian law regarding transfer and protection of intellectual property rights is not as well-developed as similar laws in the United States and we may not be able to adequately protect the intellectual property assigned to us or to our affiliates.

     The steps we have taken to protect our proprietary rights may not be adequate to prevent misappropriation of our proprietary information. We are working to gain greater assurance of our rights to our intellectual property under both U.S. and Russian law, or the law of any other country where our employees, contractors or consultants may be domiciled.

     Product protection

     We protect our source code as trade secrets, and make source code available to third parties only under limited circumstances and specific security and confidentiality constraints. Our products generally will be licensed to end users on a “right to use” basis under a license that restricts the use of the products to a designated number of locations, seats or computers. Copyright protection may be unavailable under the laws of certain countries, however, and the enforceability of “shrink wrap” and electronic licenses has not been conclusively determined in all jurisdictions.

Research and development

     For the period from inception through March 31, 2004, our research and development expenses were $113,800. This amount represents approximately 13.8% of our operating costs during the same period.

     Research and development efforts in Fort Lauderdale

     We currently have three engineers and scientists at our facilities in Fort Lauderdale, Florida.

     Research and development efforts in Russia

     Through employment on a full time, part-time or contract basis, we have approximately 26 consultants, contractors and employees developing our products in Ekaterinburg, Russia. These personnel include designers, engineers, programmers and scientists.

     Our parent, Splinex, LLC, began working with our Russia-based consultants, contractors and employees in October, 2003. These personnel are currently paid on our behalf by another Russian consultant who handles administrative matters for us in Russia. One of the members of Splinex, LLC formed a Russian corporation, ANTAO, Ltd., in April 2004 to serve as an administrative vehicle through which we could create and maintain a closer legal relationship with our consultants, contractors and employees. ANTAO, Ltd. will enter into invention assignment, consulting and other agreements with the Russian consultants, contractors and employees that we believe will more effectively protect our rights to the intellectual property they produce. The outstanding securities of ANTAO, Ltd. will be contributed to us prior to the Merger, and ANTAO, Ltd. will become our wholly-owned subsidiary. ANTAO, Ltd. has had no material operations since its inception.

Competition

     In general

     The markets for our products are characterized by intense competition, evolving industry standards, rapid technology and hardware developments and frequent new product introductions. Our future success will depend on our ability to:

•	enhance our existing products;

•	introduce new products on a timely and cost-effective basis;

•	meet changing customer needs;

•	extend our core technology into new programs; and

•	anticipate or respond to emerging standards and other technological changes.

     Our principal competitors also include many large, well-funded companies, including Microsoft Corporation, as well as many well-funded smaller and private companies. We also expect competition from other emerging companies. We expect competition to persist and intensify as the multidimensional visualization market develops and competitors focus on additional product and service offerings.

     We believe that the principal competitive factors in our industry are:

•	the quality and breadth of product and service offerings;

•	the ease and speed with which a product can be integrated into the enterprise or embedded and integration manufacturer’s existing internal systems and deployed to the end users;

•	whether the software operates efficiently within numerous environments;

•	financial resources;

•	price;

•	time to market; and

•	the effectiveness of sales and marketing efforts.

     We believe that we will be able to compete effectively with the existing competitors in these areas. However, the market for visualization technology and software is evolving and we cannot be certain that we will compete successfully in the future. Future competition for all of our products may come from outsourced software development in China and India.

     Market segment competition

          Professional and consumer markets

     Competition in the professional market segment is intense, due to the many companies offering online plug-in software for the leading CAD, computer-aided manufacturing, mathematical, scientific and digital data software titles and companies.

     We will have relatively few competitors in the consumer market segment, due primarily to the limited size and limited potential for revenue in this segment. When we first begin to offer our products, we will be at a disadvantage to other established competitors because we will not have any brand recognition.

          Enterprise market

     Our primary competitors in the enterprise market segment will be BitWyse Inc., RapidForm, Advanced Visualization Systems and Octree Corp. Companies competing in this market may have greater name recognition and financial, technical or marketing resources than we have.

          Embedded market

     Our principal competitors in the embedded market segment will be companies such as WindRiver Systems and BSquared. Many of our competitors operate both internationally and regionally, and many of them have well-recognized product lines that compete with us in a wide range of our products. We have no brand or customer loyalty in this market segment as we are in the discovery stage of marketing.

Employees

     At March 31, 2004, we employed seven people. All of our employees including executive officers are leased employees, and all salary and benefits are paid through the employee lessor. Of these employees, three were in research and product development related activities. We have not experienced work stoppages and believe our employee relations are good. None of our employees is represented by a collective bargaining agreement. We expect that we will hire additional employees as we expand our business.

Properties

     We lease approximately 4,000 square feet of office and research and development space at 550 W. Cypress Creek Road, Suite 410, Fort Lauderdale, Florida, from an affiliated company, Ener1 Group. Our sublease of this property expires on February 28, 2008. We believe that our current facilities are adequate to meet our current and immediately foreseeable needs, and additional space is readily available in the area at reasonable prices if we need additional space to accommodate additional growth.

Legal proceedings

     From time to time, we may be involved in litigation relating to claims arising out of our intellectual property and operations. As of the date of this report, we are not a party to any such proceedings.

THE MERGER

     The following is a summary of the material terms and provisions of the Merger Agreement. This description is not a complete description of the Agreement and is qualified by reference to the full text of the Merger Agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. We encourage you to read the Merger Agreement carefully.

The Merger

     When the Merger occurs, Ener1 Acquisition will merge with and into us and the separate corporate existence of Ener1 Acquisition will cease. We will survive and continue to exist as a Delaware corporation under the name of “Splinex Technology Inc.” Each share of the common stock of Ener1 Acquisition then issued and outstanding will be canceled and will cease to exist, and Ener1 will be entitled to receive 5,000,000 shares of our common stock.

The Distribution

     Immediately following the Merger, Ener1 will declare a dividend of our common stock that Ener1 receives in the Merger and distribute our common stock to the Ener1 shareholders of record as of the close of business on the “Ener1 Record Date”. Each Ener1 shareholder of record on the Ener1 Record Date will receive its pro rata share of our common stock issued in the Merger. The “Ener1 Record Date” will be the day the Merger is completed or the business day immediately preceding the day the Merger is completed, as determined by Ener1’s board of directors. We currently expect the Ener1 shareholders will receive approximately 0.013186 shares of our common stock for each share of Ener1 common stock they own as of the Ener1 Record Date. Ener1 shareholders will also continue to own their shares of Ener1 common stock.

     Holders of Ener1’s 5% Senior Secured Convertible Debentures due 2009 and holders of warrants to purchase Ener1 common stock that entitle the holders of the warrants to receive dividends paid on the Ener1 common stock when the warrants are exercised, may elect to receive their pro rata share of our common stock that Ener1 receives in the Merger upon the conversion of the debentures and the exercise of the warrants. The shares of our common stock to be distributed to the holders of these debentures and warrants may be held in an escrow account until the debentures are converted or the warrants are exercised.

Fractional shares

     No fractional shares of our common stock will be issued in the Merger or the Distribution. All shares of our common stock distributed to shareholders of Ener1 in the Distribution will be rounded down to the nearest whole share. Ener1 may cause all fractional interests in our common stock resulting from the Merger and the Distribution to be aggregated and cause shares representing such aggregate interests to be sold in the public market. The proceeds of these sales would be paid to Ener1.

Effective time

     As soon as practicable after the conditions to closing the Merger are satisfied or waived and assuming that the Agreement has not been terminated and abandoned as discussed below, we will file a certificate of merger with the office of the Secretary of State of the state of Delaware in conformity with Delaware corporation law. The Merger will be effective at the time the certificate of merger is filed. We anticipate that the Merger will be completed during the third or fourth quarter of 2004. However, consummation of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying other conditions to the Merger. We cannot assure you whether, and on what date, we will obtain those approvals or that we will consummate the Merger.

Exchange agent

     We will appoint an exchange agent in connection with the Merger and the Distribution. Following the Merger, we will deposit with the exchange agent certificates representing our common stock to be distributed to Ener1 shareholders in the Distribution. As promptly as practicable after the effective time of the Merger, the exchange agent will mail or deliver to the Ener1 shareholders as of the Ener1 Record Date:

•	a book-entry statement or certificates evidencing the number of whole shares of our common stock that each holder has the right to receive; and

•	the amount of dividends and other distributions, if any, with a record date after the effective time of the Merger that became payable with respect to such shares of our common stock.

     Ener1 may direct the exchange agent to hold the shares of our common stock to be distributed to the holders of Ener1’s debentures and warrants to purchase Ener1 common stock in an escrow account until the debentures are converted or the warrants are exercised.

Representations and warranties

     We, Ener1 and Ener1 Acquisition have each made customary representations and warranties in the Merger Agreement. Some of the most significant of these representations and warranties include, with respect to each company:

•	that it is duly organized, validly existing and in good standing under the laws of its jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate and to carry on its businesses and that its businesses are duly qualified or licensed;

•	that it has the requisite corporate power and authority to execute the Merger Agreement and the other agreements contemplated by the Merger Agreement and that the execution, delivery and performance of the agreements and the consummation of the transactions contemplated by the Merger Agreement have been duly authorized, and that, when executed by the other party, the Merger Agreement will constitute legal, valid and binding obligations; and

•	that there will be no of violations of or conflicts with its governing documents or applicable laws, or contracts upon or as a result of the execution and delivery of the Merger Agreement and the other agreements contemplated by the Merger Agreement.

     In addition, we and Ener1 Acquisition each made additional representations and warranties, relating to, among other things:

•	that we do not have any subsidiaries;

•	that our respective stock record books and corporate minute books are complete and correct in all respects; and

•	that our respective outstanding shares of capital stock are duly authorized, validly issued, fully paid and nonassessable, are free of all liens and contracts and have been issued in compliance with all applicable securities laws.

     Finally, we made additional representations and warranties, relating to, among other things:

•	that our financial statements fairly present our financial condition as of the date of the financial statements;

•	that we have good and marketable title to all our real and personal property and other assets reflected in the financial statements, or with regard to assets acquired after the date of the financial statements, we acquired those assets free and clear of liens except permitted liens; and

•	that the operation of our business requires no proprietary rights other than the rights disclosed to Ener1 Acquisition, and that we have taken all reasonable measures to protect the proprietary nature of those rights.

Conditions to closing

     The respective obligations of the parties to the Merger Agreement to complete the Merger and the Distribution are subject to the satisfaction or waiver of various conditions, including:

•	The parties shall have obtained any and all consents and approvals required by all applicable law in connection with the execution, delivery and performance of the Merger Agreement. These consents include the consent to the Distribution of holders of Ener1’s debentures in accordance with the terms of the debentures.

•	No preliminary or permanent injunction or other court order which would prevent the consummation of the Merger or the Distribution shall be in effect.

•	The registration statement of which this prospectus is a part shall have become effective in accordance with the Securities Act and the Exchange Act.

     Our obligation to complete the Merger is also subject to the satisfaction or waiver of various conditions, including:

•	The representations and warranties of Ener1 Acquisition and Ener1 in the Merger Agreement shall be true and correct when made and on the Closing Date as though then made.

•	Ener1 Acquisition and Ener1 shall have performed and complied with all agreements, covenants and conditions required by the Merger Agreement to be performed and complied with by them prior to the Closing Date.

     The obligations of Ener1 and Ener1 Acquisition to complete the Merger and the Distribution are also subject to the satisfaction or waiver of various conditions, including:

•	The representations and warranties we make in the Merger Agreement are true and correct when made and on the Closing Date as though then made.

•	We have performed and complied with all agreements, covenants and conditions required by the Merger Agreement to be performed and complied with by it prior to the Closing Date.

•	Our revolving loan agreement with Bzinfin, S.A. shall be in full force and effect and Bzinfin, S.A. shall not be in default in any respect under the revolving loan agreement.

•	None of the holders of Ener1’s debentures or of the warrants to purchase Ener1 common stock issued in connection with the debentures shall have elected to adjust the conversion price of the debentures or the exercise price of the warrants as a result of the Distribution.

Termination of the Merger Agreement

     The parties to the Merger Agreement can mutually agree to terminate the Merger Agreement.

     In addition, the Merger Agreement can be terminated in a number of situations, including:

•	by either us or Ener1 if the Merger is not consummated on or before December 31, 2004; provided that the party terminating the Merger Agreement is not in default with respect to its obligations under the Merger Agreement;

•	We may terminate the Merger Agreement if, as of the Closing Date, any of the specified conditions precedent relating to Ener1 and Ener1 Acquisition in the Merger Agreement have not been satisfied or if Ener1 Acquisition or Ener1 are otherwise in default under the Merger Agreement, or if at any time prior to the Closing Date it becomes apparent to us that Ener1 Acquisition and Ener1 will be unable to so satisfy one or more of certain closing conditions in the Merger Agreement; or

•	Ener1 Acquisition may terminate the Merger Agreement if, as of the Closing Date, any of the specified conditions precedent relating to us in the Merger Agreement have not been satisfied or if Splinex is otherwise in default under the Merger Agreement or if at any time prior to the Closing Date it becomes apparent to Ener1 Acquisition that we will be unable to so satisfy one or more of certain closing conditions in the Merger Agreement.

Covenants of the parties

     Each of the parties to the Merger Agreement has agreed to various covenants in the Merger Agreement. We and Ener1 Acquisition each agreed, among other things, to:

•	operate its business diligently and in good faith, consistent with past management practices;

•	refrain from issuing or selling any shares of its capital stock or any securities convertible into its capital stock, or pledge or otherwise encumbering any shares of its capital stock;

•	refrain from declaring, paying or setting aside for payment any dividend or other distribution in respect of its capital stock;

•	refrain from making any capital expenditures or making any loan or advance to any affiliate;

•	refrain from incurring, assuming or guaranteeing any indebtedness not reflected on their respective financial statements except in the ordinary course of business under existing credit facilities or for purposes of consummation of transactions contemplated by the Merger Agreement after consultation with, and agreement in writing by, the other party; and

•	use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable to consummate the Merger and the Distribution.

     We and Ener1 each agreed to:

•	prepare and file the registration statement of which this prospectus is a part and use its reasonable best efforts to have the registration statement declared effective under the Securities Act as promptly as practicable;

•	use its respective reasonable best efforts to cause our common stock to be quoted on the Over-the-Counter Bulletin Board as soon as practicable following the date the registration statement of which this prospectus is a part is declared effective under the Securities Act; and

•	indemnify the other party and its officers, directors, employees, agents and representatives and each person who controls (within the meaning of the Securities Act) such party against all losses caused by (1) any untrue or alleged untrue statement of material fact contained in the registration statement of which this prospectus is a part or any alleged omission of a material fact required to be stated or necessary to make the statements in this registration statement not misleading, or (2) any violation by such party of any rule or regulation under the Securities Act relating to action or inaction required in connection with this registration statement.

     We, Ener1 and Ener1 Acquisition each agreed to:

•	afford to the other parties and their agents and other authorized representatives reasonable access during business hours to the party’s plants, properties, books and records; and

•	keep all data and information obtained from another party or any of its affiliates in connection with the Merger and Distribution confidential.

MANAGEMENT

Directors and executive officers

     The following table sets forth information regarding our directors and executive officers.

			Director or
			Executive Officer
Name	Age	Position	Since
Kevin Fitzgerald	47	Chairman of the Board	2004
Dr. Peter Novak	51	Director and President	2004
Mikhail Zingarevich	44	Director	2004
Edward Dubrovsky	30	Director	2004
Gerard Herlihy	51	Chief Financial Officer	2004
Curtis Wolfe	40	General Counsel and Secretary	2004

     Kevin Fitzgerald has been chairman of our board of directors since June, 2004. He currently serves as a director and chief executive officer of Ener1, the parent company of Ener1 Acquisition, and also as sole director of Ener1 Acquisition. Prior to joining Ener1, he was president of Edison Advisors, LLC, an investment banking firm, from 2002 to 2003. From 2000 to 2001, Mr. Fitzgerald was president and chief executive officer of Globaltron Corp., a public telecommunications company. Mr. Fitzgerald was president and chief executive officer of Neff Corp., an industrial and construction equipment rental company, from 1995 to 2000. Mr. Fitzgerald has an undergraduate degree in Electrical Engineering and a Masters degree in Finance. As an engineer, Mr. Fitzgerald worked for General Dynamics and Sperry Corporation. Mr. Fitzgerald also worked at Deloitte & Touche for seven years.

     Dr. Peter Novak has been a director of our company since its founding in February 2004. Since 2001, he has been the chief technology officer and a director of Ener1 Group and a director of Ener 1. Since 1991, Dr. Novak has worked with Mike Zoi, who is also a director of Ener1, focusing on bringing advanced electronic technologies to market. In 1998, Dr. Novak worked with Mr. Zoi to form On Power Battery s.r.l. (subsequently renamed Ener1 s.r.l.). Dr. Novak was, and is, the “sole administrator”, a position equivalent to president, and sole director, for Ener1 s.r.l. Ener1 s.r.l. commenced development of a research, development and production facility for advanced lithium metal batteries in Italy in 1998. For the next three years, Dr. Novak worked with Mr. Zoi to manage the start-up business operations of Ener1 s.r.l. Dr. Novak was, during that period, and is now, primarily responsible for technology development. In that capacity, he performed and supervised research and development, developed numerous technologies for which patent applications are now in process at the United States Patent and Trademark office and elsewhere. In 2001, Dr. Novak and Mr. Zoi formed Ener1 Holdings, Inc., now named Ener1 Group. As chief technology officer of Ener1 Group he is responsible for all technology development, licensing and patent matters. Dr. Novak also assists in the management of the business affairs of Ener1 Group.

     Mikhail Zingarevich has been a director of our company since June, 2004. Since February 2001 through the present, Mr. Zingarevich has been a member of the supervision board of Ilim

Pulp Enterprise based in Saint Petersburg, Russia. From 1992-2001 he held various officer and director positions at Ilim Pulp Enterprise, including Vice General Director from December 2000 until February 2001 and Commercial Director from June 1999 until December 2000. Mr. Zingarevich holds an engineering degree from the Pulp and Paper Industry Institute in Leningrad, Russia.

     Edward Dubrovsky has been a director of our company since June 2004. Mr. Dubrovsky has also served as a director of EnerLook Solutions, Inc., a subsidiary of Ener1, since 2002. From 1992 through the present, Mr. Dubrovsky has been a licensed California real estate broker working in real estate sales, financing and development as an independent contractor associated with E&J Realty. From 2001 through the present, Mr. Dubrovsky has also been the president and managing director of Maple Ventures, Inc., a real estate financing firm in California. Mr. Dubrovsky earned a Bachelor of Science Degree in Business Administration with an emphasis in Business Finance and Accounting from the University of San Francisco in 1995.

     Gerard Herlihy has been our chief financial officer since June 2004. In the year prior to joining our company, Mr. Herlihy provided accounting, financing and acquisition advisory consulting services to public and private companies including Bizcom U.S.A., Inc. and Landover Petroleum Partners LLC. During 2001 through 2003, he was also the founder and chief executive officer of Putt Trak Inc., a company dedicated to the development of vision systems software for sports training devices. From 1996 to 2000, Mr. Herlihy was chief financial and administrative officer of Williams Controls, Inc., a publicly-held manufacturer of sensors and controls. Mr. Herlihy held previous positions directing turnarounds in public and private companies and in investment banking and public accounting. Mr. Herlihy has an MBA Degree from the Harvard Business School and a Bachelor of Science Degree from the University of Rhode Island. He is also a Certified Public Accountant (“Retired Status”).

     Curtis Wolfe became the General Counsel of our company in June 2004. Mr. Wolfe also serves as General Counsel for Ener1 Group. Prior to joining Ener1 Group, Mr. Wolfe was a partner at the law firm Steel Hector & Davis LLP where he practiced law from 1998 to 2004. While at Steel Hector, Mr. Wolfe built a practice focusing on complex corporate transactions, including mergers and acquisitions, finance and intellectual property with an expertise in software licensing. Mr. Wolfe has served on the board of directors of the Zoological Society of Florida since 2002 and served from 2002 until 2004 on the executive committee and board of directors of the Miami-Dade County Beacon Council, Inc., Miami-Dade County, Florida’s official economic development agency. Mr. Wolfe holds a J.D. from the University of Iowa College of Law and a B.I.S. in English, Mathematics and Latin American studies from Weber State University in Ogden, Utah.

Board composition

     Our board of directors currently consists of four members. The number of directors may change from time to time, solely as determined by resolution adopted by a majority of the board of directors. Our bylaws require a minimum of one director and allow a maximum of nine directors.

     We intend to increase the number of members of our board of directors to at least five at or prior to the effective time of the Merger, and appoint at least one or two independent directors to our board of directors, including at least one independent director who is a “financial expert” under the Commission’s standards. Currently, Mr. Dubrovsky is our only director who is “independent” as defined under Rule 4200(a)(15) of the National Association of Securities Dealers’ (“NASD”) Listing Standards for NASDAQ-listed companies.

Committees of the board of directors

     We currently have no standing committees of our board of directors. Upon the admission of additional members of our board of directors, our board of directors intends to establish these committees. The functions of the nominating committee, audit committee and compensation committee are currently carried out by the full board of directors. Mr. Fitzgerald is a “financial expert” under the Commission’s standards and is not independent as defined under the NASD Listing Standards.

Director nomination process

     When seeking candidates for director positions, the directors may solicit suggestions from stockholders, management or others. The directors may engage a search firm that specializes in placements of directors, to help identify and facilitate the screening and interview process of potential nominees for director positions.

     Our bylaws provide that directors must be natural persons who are 18 years of age or older, but need not be residents of the State of Delaware or stockholders of our company. The directors may consider the following additional criteria, among others they deem appropriate, in recommending candidates for election to the board of directors:

•	personal and professional integrity, ethics and values;

•	experience in corporate management, and a general understanding of marketing, finance and other elements relevant to the success of a publicly-traded company in today’s business environment;

•	experience in the computer industry in general, and the graphics software industry in particular;

•	experience as a board member of another publicly-held company; and

•	practical and mature business judgment, including the ability to make independent analytical inquiries.

     Qualified candidates for membership on the board of directors will be considered without regard to race, color, religion, gender, ancestry, national origin or disability. After conducting an initial evaluation of a candidate, the directors will interview that candidate if the board believes the candidate might be suitable to be a director. The candidate may also be asked to meet with management.

Director compensation

     We intend to grant Mr. Dubrovsky an option to purchase 100,000 shares of our common stock with an exercise price equal to fair market value at the date of grant, vesting in approximately equal installments over three years. Other than as described in this paragraph, we do not pay any of our directors any additional amount for his or her services as director.

     Compensation committee interlocks and insider participation

     Our entire board currently determines the compensation of our officers. Our directors include Dr. Novak, who is also our president. The board of directors of Ener1 also determines the compensation of its officers. Two of our directors, Dr. Novak and Mr. Fitzgerald are also directors of Ener1 and Mr. Fitzgerald is the chief executive officer of Ener1. Mr. Fitzgerald is also the sole director of Ener1 Acquisition.

Executive compensation

     The following table sets forth all compensation awarded, earned or paid for services rendered in all capacities to us during the period from our inception in October 2003 through the end of our fiscal year on March 31, 2004, to our president and our chief financial officer. We refer to these individuals collectively as the “named executive officers”.

Summary Compensation Table

	Annual Compensation
Name and Principal Position	Salary	Bonus	Other
Dr. Peter Novak – President	$—	$—	$16,667	(1)
Gerard Herlihy – Chief Financial Officer (2)	—	—	—

(1)	Includes amounts received under a consulting agreement and for services as director. Dr. Novak receives no additional compensation for his services as president. Dr. Novak’s consulting agreement was assigned to us by Splinex, LLC as of April 1, 2004.

(2)	Mr. Herlihy joined us after the end of the fiscal year ended March 31, 2004, and did not receive any compensation from us during the fiscal year ended March 31, 2004.

     Board of directors report on executive compensation

     Our compensation philosophy is to provide a competitive total compensation package so that we can attract, retain, and motivate talented employees and executives. We will also strive to maximize shareholder value by linking compensation to individual and team achievement of agreed upon goals relating to overall corporate performance. Our board of directors therefore believe that compensation for our executives should encourage and reward superior performance. Our executive compensation consists primarily of base salary, the opportunity to receive annual cash bonuses, the award of stock options, health insurance and similar benefits. The compensation package of each executive will be reviewed by the board of directors or the compensation committee on an annual basis.

BOARD OF DIRECTORS

Kevin P. Fitzgerald, Chairman
Peter Novak
Edward Dubrovsky
Mikhail Zingarevich

Option grants

     We did not grant any options to purchase our common stock to our named executive officers during fiscal 2004. In June 2004, we agreed to grant an option to purchase 100,000 shares of common stock to Mr. Herlihy, our chief financial officer, which will be granted after the date of the Merger.

Employment and consulting agreements

     Employment letter with Gerard Herlihy

     Mr. Herlihy agreed in an employment letter dated May 20, 2004 to serve as our chief financial officer. He became our chief financial officer in June, 2004. He is an “at will” employee. He receives an annual salary of $110,000, and is eligible to receive an annual performance bonus of up to 50% of his salary. In addition, we agreed to grant Mr. Herlihy an option to purchase 100,000 shares of our common stock as described in “—Option grants”, with an exercise price and vesting schedule to be determined.

     Consulting agreement of Dr. Peter Novak

     We entered into a consulting agreement with Dr. Novak under which Dr. Novak agreed to work for us as an independent contractor providing technical advice, technical management, strategic planning and international licensing advice. We agreed to pay him a consulting fee of $100,000 per annum. Dr. Novak is required to submit statements on a monthly basis describing the nature of his work during the previous month. The agreement requires Dr. Novak to keep our proprietary information confidential and requires him to enter into a separate assignment of his intellectual property rights relating to any inventions to us. The agreement may be terminated at any time by either party upon written notice to the other party. Under the agreement, during the period of his consultancy and for 12 months thereafter, Dr. Novak has agreed not to solicit any of our employees to terminate their employment with us.

2004 Stock Option Plan

     Our 2004 Stock Option Plan was adopted by our board of directors and our sole stockholder. We have no other equity compensation plans. The plan is administered by the board of directors, but the board may delegate the administration of the plan to a committee at any time. We have reserved 5,000,000 shares of our common stock for issuance in connection with awards granted under the Stock Option Plan. The number of shares reserved for issuance under the Stock Option Plan may be increased in accordance with the terms of the Stock Option Plan and applicable law. No options have been granted under the plan and all 5,000,000 shares are available for issuance in connection with future option grants under the plan.

     The plan provides for the grant of stock options, including incentive stock options, known as “ISOs”, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. These options will be available only to our directors, officers and key employees.

     Generally, each option granted under the plan will have a term of ten years. The option exercise price per share will be determined by the board of directors and in general the option exercise price will not be less than 100% of the fair market value of the share of stock at the time that the option is granted. These minimum price provisions are increased to 110% of fair market value and other conditions and restrictions apply, with respect to awards granted to persons who own or are deemed to own more than 10% of the total combined voting power of all classes of our stock.

     Options granted under the plan will vest as determined by the board of directors. We generally expect each option will become exercisable at a rate of not less than 20% of the shares covered thereby per year over five years from the date the option is granted.

     If an option holder is terminated for a reason other than for cause, then the option, to the extent exercisable in accordance with the related stock option agreement as of the date of such termination of service, may thereafter be exercised until the earlier to occur of the expiration of the period ending 30 days from the date of termination of the option holder’s service and the expiration date of the option stated in the stock option agreement.

     If an option holder dies while a director, officer or key employee of our company or an affiliate, the deceased’s option will become fully exercisable for the total number of shares of stock subject to such option. The option may be exercised by the deceased’s designated beneficiary, heir or legal representative until the earlier to occur of the expiration of the period ending 30 days from the date of the option holder’s death and the expiration date of the option stated in the related stock option agreement.

     In the event of a change of control, and depending on the circumstances of the change of control, our board of directors may determine to do any of the following:

•	accelerate any outstanding option and allow it to become immediately exercisable as to all or a portion of the shares of our common stock covered thereby;

•	substitute shares of the surviving or successor company for our common stock in the exercise of options;

•	convert the options into a right to receive cash; or

•	determine that an option cannot be exercised after such a change of control.

     Any actions or determinations of the board of directors in the event of a change of control need not be uniform as to all outstanding options, nor must the board of directors treat all option holders identically.

     The 2004 Stock Option Plan terminates ten years after its initial adoption, unless earlier terminated by our board of directors. The board of directors may amend or terminate the plan at any time, subject to stockholder approval where required by applicable law. Any amendment or termination may not impair the rights of holders of outstanding awards without their consent.

Indemnification agreements

     We intend to enter into indemnification agreements with our directors and officers. These agreements will require us to indemnify those directors and officers against personal liability for actions taken in the good faith performance of their duties to us and to pay expenses, including attorneys’ fees, judgments, fines and settlement amounts, incurred by them in connection with any action or proceeding, including any action by or in our right, arising out of the person’s service as our director or officer or service to any other company or enterprise to which the person provides services at our request to the fullest extent permitted by law.

401(k) plan

     We currently have no 401(k) plan for any officer or employee of our company.

SELLING STOCKHOLDERS

     The following table sets forth information with respect to the number of shares of our common stock we expect will be beneficially owned by the selling stockholders immediately following the Distribution and as adjusted to give effect to the sale of the shares offered by the selling stockholders under this prospectus. As used in this prospectus, “selling stockholders” will refer to the selling stockholders along with any pledges, donees, transferees or successors in interest who may later hold a selling stockholder’s interests who are selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, or other non-sale related transfer.

     The number of shares in the column labeled “Common Stock Offered” represent all of the shares that the selling stockholders may offer under this prospectus. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the common stock being registered for their accounts. The table assumes that the selling stockholders sell all of the shares offered by them under this prospectus. We are unable to determine the exact number of shares that actually will be sold. We do not know how long the selling stockholders will hold the shares before selling them and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares.

     The material relationships between each of the selling security holders and us and our affiliates, including Ener1 and Ener1 Group, is described in “Certain Relationships and Related Party Transactions”.

     We believe, based on information supplied by the following persons, that except as noted, the persons named in this table have sole voting and investment power with respect to all shares of common stock which they beneficially own. The amount and percentage of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to vote or to direct the voting of such security, or “investment power”, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days.

	Shares Beneficially Owned After
	the Distribution and Prior to			Common Stock		Shares Beneficially Owned
Name of Selling	Offering			Offered		After Offering
Stockholders	Number		Percent	Number		Number		Percent
Splinex, LLC	95,000,000		95%	95,000,000		0		*
Ener1 Group, Inc	4,044,818	(1)	4.04%	4,044,818	(1)	0		*
Kevin Fitzgerald	3,955	(1)	*	3,955	(1)	0		*
Peter Novak	23,714	(1)	*	23,714	(1)	0	(2)	*

*	Indicates ownership of less than 1%.

(1)	Represents the number of shares we currently expect will be received by the selling stockholder in the Distribution.

(2)	Amount shown excludes shares owned indirectly through Splinex, LLC, of which Dr. Novak is a member and through Ener1 Group, Inc., of which an entity owned by Dr. Novak is a stockholder.

PLAN OF DISTRIBUTION

     We are registering 5,000,000 shares of our common stock that will be issued to Ener1 in the Merger and distributed by Ener1 to its shareholders in the Distribution. When the registration statement of which this prospectus is a part is declared effective by the Commission, our common stock will be registered under the Securities Act and we will be required to file annual, quarterly and special reports, proxy statements and other information with the Commission. The Merger and the Distribution are described in “The Merger”.

     We are registering 99,072,387 shares on behalf of the selling stockholders named in this prospectus, including 95,000,000 shares of our common stock owned by the selling stockholders prior to the merger and 4,072,387 shares of our common stock that we expect to issue to the selling stockholders who are also shareholders of Ener1 in connection with the Merger. The shares may be offered on behalf of the selling stockholders, or by pledgees, donees or transferees of, or other successors in interest to, the selling stockholders, directly to one or more purchasers (including pledgees) or through, brokers, dealers or underwriters who may act solely as agents or who may acquire the shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.

     Sales of the shares may be effected by the selling stockholders from time to time in one or more types of transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through put or call option transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at fixed prices, market prices prevailing at the time of sale, prices related to market prices, varying prices determined at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. We are not aware of any agreements, understandings or arrangements among the selling stockholders and any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders.

     The selling stockholders and any broker-dealers that act in connection with the sale of the shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

     The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

     If we are notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will, if required, file a supplement to this prospectus or a post-effective amendment to the registration statement of which this prospectus is a part, disclosing:

•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

     We will pay all costs, expenses and fees in connection with the registration of the shares offered by this prospectus. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares will be borne by the selling stockholders. We have agreed to keep the prospectus of which this registration statement is a part effective for five years from the date it is declared effective.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our company and Ener1, Inc. and some of its affiliates

     As a result of the Merger and Distribution, the shareholders of Ener1 will own approximately 5% of our outstanding common stock.

     Dr. Peter Novak, one of our directors and our president, is a 50% equityholder of ZN, LLC, a company that holds approximately 63% of the outstanding common stock of Ener1 Group. Ener1 Group holds approximately 88% of the outstanding common stock of Ener1, the parent company of Ener1 Acquisition. Mike Zoi, a consultant for our company, holds the other 50% equity interest in ZN, LLC. Mr. Zoi’s consulting agreement is described under "—Additional agreements—Consulting agreement of Mike Zoi” below. Each of Dr. Novak and Mr. Zoi also receive annual compensation of $250,000 and insurance benefits, and annual automobile allowances of $11,124 and $23,715, respectively, from Ener1 in return for their services as directors of Ener1.

     The additional equity of Ener1 Group is owned by Bzinfin, S.A., which is beneficially owned by Boris Zingarevich. Boris Zingarevich, Mike Zoi and Dr. Novak are directors of Ener1 and Ener1 Group. Mikhail Zingarevich, one of our directors, is the brother of Boris Zingarevich.

     Curtis Wolfe is our general counsel and secretary. He is also the general counsel for Ener1 Group. He receives his salary from Ener1 Group. At the end of every month, Ener1 Group will invoice us at a rate of 120% of his base salary for the number of hours he worked for our company that month, based on the assumption that Mr. Wolfe works 160 hours per month.

     Kevin Fitzgerald is the chairman of the board of our company. He is also the sole director of Ener1 Acquisition and is the chairman of the board and chief executive officer of Ener1.

     Ener1 entered into an employment agreement with Mr. Fitzgerald under which he became Ener1’s chief executive officer, director and chairman of its board of directors, effective as of September 8, 2003, for a term lasting until December 31, 2005, with automatic annual renewals thereafter unless terminated by Ener1 or Mr. Fitzgerald. Under the employment agreement, Mr. Fitzgerald is entitled to receive an annual salary of $350,000 and option grants to purchase Ener1 common stock, the terms of which are described in the section titled “Equity Compensation Plan Information” of the Form 10-KSB/A submitted by Ener1 to the Commission on May 14, 2003 for the fiscal year ended May 14, 2003.

     Sublease

     We have subleased commercial property, which serves as our headquarters and work space, through an assignment of sublease from Splinex, LLC. Splinex, LLC had subleased this property from Ener1 Group. Under the terms of our sublease, we are required to make monthly lease payments in the base amount of $4,661 to $5,453 per month through February, 2008. Our sublease and related documents are filed as exhibits to the registration statement of which this prospectus is a part.

Our company and Splinex, LLC

     Following the Merger and Distribution, Splinex, LLC will own approximately 95% of our outstanding common stock.

     We were formed to be the operating company of Splinex, LLC. Until the Merger is completed, we will be wholly owned by Splinex, LLC. Dr. Novak and Mike Zoi are both members and managers of Splinex, LLC and each holds 12.75% of the economic membership interests (and 12.5% of the voting membership interests) of Splinex, LLC. Each of Mikhail and Boris Zingarevich also indirectly holds 12.75% of the economic membership interests (and 12.5% of the voting membership interests) of Splinex, LLC.

     Bzinfin, S.A., the company with whom we have a revolving loan agreement, is also a stockholder of Ener1 Group. We have entered into a revolving loan agreement with Bzinfin, S.A., which is discussed in “—Revolving loan agreement” below.

     Alexander Malovik is a member of Splinex, LLC and holds 49% of the economic membership interests (and 50% of the voting membership interests) of Splinex, LLC. He will contribute the stock of ANTAO, Ltd. to us as part of his contribution requirement under the operating agreement of Splinex, LLC.

     Assignments from Splinex, LLC

     As of April 1, 2004, Splinex, LLC contributed and assigned to us substantially all of its assets and liabilities. Splinex, LLC’s assignments to us included the sublease referred to in “—Our company and Ener1, Inc. and its affiliates—Sublease” above, the employment agreements that Splinex, LLC has signed with our employees, the consulting agreement with Dr. Novak and the patent assignments it had received from our employees and consultants.

     Revolving loan agreement

     We are party to a revolving loan agreement with Bzinfin, S.A., a British Virgin Islands limited corporation. Bzinfin, S.A. is wholly owned by Boris Zingarevich, who is the brother of one of our directors. Additionally, Bzinfin, S.A. and ZN, LLC are the sole owners of Ener1 Group. Ener1 Group is the majority shareholder of Ener1.

     Under the revolving loan agreement, Bzinfin, S.A. has agreed that it or one of its affiliates will loan and reloan us amounts up to $2,500,000 upon our request, at an annual interest rate of 5%. This $2,500,000 commitment will be available from the Closing Date through July, 2005. All outstanding loans under this agreement must be repaid on the second anniversary of the first disbursement of funds under the revolving loan agreement. The maximum loan amount will be reduced dollar-for-dollar by the cumulative gross proceeds we receive from and after our merger from the sale of our equity or debt securities or from any loans or other credit facilities extended to us.

Additional agreements

     Both Dr. Novak and Mr. Zoi have signed consulting agreements with us. Dr. Novak’s consulting agreement is described in “Management—Employment and consulting agreements—Consulting agreement of Dr. Peter Novak”.

     Consulting agreement of Mike Zoi

     We entered into a consulting agreement with Mr. Zoi in February, 2004.

     Under the agreement, Mr. Zoi agreed to work for us as an independent contractor providing advice regarding capital formation, equity structuring, business planning, strategic planning and international licensing. We agreed to pay him a consulting fee of $100,000 per annum. Mr. Zoi is required to submit statements on a monthly basis describing the nature of his work during the previous month. The agreement requires Mr. Zoi to keep our proprietary information confidential. Under the agreement Mr. Zoi also assigned to us any intellectual property rights he may acquire while working with our technology. The consulting agreement may be terminated at any time by either party upon written notice to the other party. Under the agreement, during the period of his consultancy and for 12 months thereafter, Mr. Zoi has agreed not to solicit any of our employees to terminate their employment with us.

PRINCIPAL STOCKHOLDERS

     The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of June 4, 2004 and after the issuance of our common stock in the Merger and the Distribution of such shares to the shareholders of Ener1, by the following:

•	each person of whom we are aware that beneficially owns more than 5% of our common stock;

•	each of the directors and named executive officers individually; and

•	all directors and executive officers as a group.

     Beneficial ownership is determined in accordance with SEC rules, which generally attribute beneficial ownership of securities to each person who possesses, either solely or shared with others, the power to vote or dispose of those securities. These rules also treat as outstanding all shares of capital stock that a person would receive upon exercise of stock options or warrants held by that person that are immediately exercisable or exercisable within 60 days of the determination date, which in the case of the following table is June 4, 2004. Shares issuable pursuant to stock options and warrants exercisable within 60 days are deemed outstanding for computing the percentage of the person holding such options or warrants, but are not deemed outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 95,000,000 shares of common stock outstanding as of June 4, 2004 and 100,000,000 shares of common stock outstanding after the completion of the Merger and Distribution. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Prior to the Distribution		Following the Distribution
	Number of Shares of	Percent of Common	Number of Shares of	Percent of Common
Name and Address of	Common Stock	Shares Beneficially	Common Stock	Shares Beneficially
Beneficial Owner	Beneficially Owned	Owned	Beneficially Owned	Owned
Splinex, LLC 550 W. Cypress Creek Road, Suite 410 Fort Lauderdale FL 33309	95,000,000	100%	95,000,000	95%
Ener1 Group, Inc. 550 West Cypress Creek Road, Suite 120 Fort Lauderdale FL 33309	0	*	4,044,818	4.04%
Kevin Fitzgerald	0	*	3,955	*
Peter Novak(1)	0	*	23,714	*
Mikhail Zingarevich(2)	0	*	0	*
Edward Dubrovsky	0	*	0	*
Gerard Herlihy	0	*	0	*
Curtis Wolfe	0	*	0	*
All directors and executive officers as a group	0	*	27,669	*

*	Indicates ownership of less than 1%

(1)	Amounts shown exclude shares owned indirectly through Splinex, LLC, of which Dr. Novak is a member, and through Ener1 Group, of which an entity owned by Dr. Novak is a stockholder.

(2)	Amounts shown exclude shares owned indirectly through Splinex, LLC, of which an entity owned by Mr. Zingarevich is a member.

DESCRIPTION OF CAPITAL STOCK

     We are currently authorized to issue up to 10,000,000 shares of our common stock, $0.001 par value and 5,000,000 shares of preferred stock, $0.001 par value. As of the effective time of the Merger, our certificate of incorporation will be amended to split our stock 1:95,000 and to permit the issuance of up to 300,000,000 shares of our common stock and 150,000,000 shares of our preferred stock. As of June 4, 2004, 1,000 shares of our common stock were issued and outstanding, and held of record by Splinex, LLC.

Common stock

     Each share of common stock entitles the holder to one vote on all matters presented to the stockholders for a vote. Holders of common stock do not have cumulative voting rights. Directors will be elected by a plurality of the shares entitled to vote at a meeting of stockholders. A majority of the shares entitled to vote, represented in person or by proxy, will constitute a quorum at a meeting of stockholders, but a quorum does not exist if less than one-third of the shares entitled to vote are present. If a quorum exists, action on a matter, other than the election of directors, is approved if the votes cast by the stockholders represented at the meeting and entitled to vote exceed the votes cast opposing the action, unless a larger number of affirmative votes is required by the Delaware General Corporate Law (the “DGCL”) or our certificate of incorporation.

     Holders of shares of our common stock are entitled to dividends that may be declared from time to time by the board in its discretion, on a ratable basis, out of funds legally available, and, subject to the rights of holders of any series of preferred stock then outstanding, to a pro rata share of all assets available for distribution upon liquidation, dissolution or other winding up of our affairs. All of the outstanding shares of our common stock are fully paid and non-assessable and the shares of common stock to be issued in the Merger will be fully paid and non-assessable. Our stockholders do not have pre-emptive rights to acquire our unissued shares.

     The transfer agent for our common stock is American Stock Transfer and Trust Company.

Preferred stock

     Our board is authorized to issue shares of preferred stock in one or more series and to increase or decrease the number of shares of any series. The number of authorized shares of preferred stock may also be increased or decreased by the affirmative vote of a majority of the stockholders entitled to vote, unless a vote of any other holders of the preferred stock is required under a certificate establishing a series of the preferred stock. Our board may determine and designate the rights of the preferred stock without the consent of the common stockholders or preferred stockholders.

Limitation of liability

     As permitted by the DGCL, our certificate of incorporation provides that our directors, officers, employees and agents will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for a violation of a criminal law unless the director, officer, employee or agent had reasonable cause to believe his or her conduct was lawful or had reasonable cause to believe his or her conduct was unlawful;

•	for acts or omissions not in good faith or which involve willful misconduct or a conscious disregard for the best interests of the corporation; or

•	for any transaction from which the director derives an improper personal benefit.

     Our certificate of incorporation and bylaws provide for the indemnification of our directors and officers, employees and agents who were or are a party to a proceeding, to the full extent authorized by, and subject to the conditions set forth in the DGCL.

     Any indemnification will be made by us only after we have determined that indemnification is proper in that specific case. This determination will be made by:

•	a majority vote of the quorum of our board of directors excluding those directors who were or are parties to the proceeding;

•	by a committee duly designated by our board of directors consisting of two or more directors excluding those directors who are or were parties to the proceeding;

•	by independent legal counsel; or

•	by the majority vote of a quorum of stockholders who were not parties to the proceeding, or by a majority vote of stockholders who were not parties to the proceeding.

Description of certain provisions of our certificate of incorporation and bylaws

     Written consent of stockholders

     Our bylaws provide that any action required or permitted to be taken by our stockholders at any annual or special meeting may also be taken by written consent. The action by written consent may be taken without a meeting, without prior notice and without a vote if the action is taken by holders of shares of commons tock representing the minimum number of votes that would be required to take the action at a meeting. The stockholder action must be evidenced by one or more written consents that describes the action taken and is dated and signed by the approving stockholders, and the written consent must be delivered to us within 60 days of the date of the earliest dated consent. After receiving the written consent, we must provide notice to those stockholders who have not consented to the action in accordance with DGCL § 228(e). The ability of our stockholders to act by written consent may shorten the amount of time required to take stockholder actions because actions by written consent are not subject to the minimum notice requirement of a stockholders’ meeting.

     Amendment of certificate of incorporation

     The board of directors may amend our certificate of incorporation without stockholder action to make changes expressly permitted by the DGCL to be made without shareholder action.

     Amendment of the bylaws

     Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our bylaws grant our board the power to amend and repeal the bylaws.

     Special meetings

     Our bylaws permit our stockholders to call special meetings of stockholders if 10% or more of all stockholders entitled to vote on a particular issue sign, date and deliver, to our secretary, a written demand describing the purpose of the proposed meeting. Our bylaws also provide that the board of directors may call a special meeting. Only business with the purpose described in the special meeting notice may be conducted at the special meeting.

Delaware anti-takeover law

     We are subject to the provisions of section 203 of the DGCL law. Section 203 prohibits publicly held Delaware corporations from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. These provisions could have the effect of delaying, deferring or preventing a change of control of us or reducing the price that certain investors might be willing to pay in the future for shares of our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

     Upon the completion of the Merger and Distribution, we will have 100,000,000 outstanding shares of common stock. Of these shares, the 5,000,000 shares of common stock issued in the Merger will be freely tradable without restriction or further registration under the Securities Act unless held by our affiliates (as defined under the Securities Act). 95,000,000 shares that will be held by Splinex, LLC, representing approximately 95% of the total number of shares of common stock to be outstanding upon the completion of the Merger, may be resold pursuant to this registration statement of which this prospectus is a part or in accordance with an applicable exemption from registration, including an exemption under Rule 144.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate of ours (as defined in Rule 144, an “Affiliate”), who has beneficially owned “restricted securities” (as that term is defined in Rule 144) for a period of at least one year from the later of the date such restricted securities were acquired from us or the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such securities that does not exceed the greater of (1) 1% of the then outstanding shares of our common stock (approximately 1,000,000 shares immediately after the Merger) or (2) the average weekly trading volume in our common stock during the four calendar weeks preceding the filing of notice of such sale. Sales under Rule 144 are also subject to certain restrictions on the manner of sale, notice requirements, and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an Affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, notice, public information, or volume limitation provisions of Rule 144; therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of the Merger.

     Under Rule 701 under the Securities Act, certain shares issued pursuant to employee benefit plans or arrangements in effect prior to the Merger are eligible for resale 90 days after we become a reporting company under the Exchange Act and may be sold by persons other than Affiliates subject only to the manner of sale provisions of Rule 144 and by Affiliates without compliance with the holding period requirements of Rule 144.

     As soon as practicable following the Merger, we intend to file a registration statement on Form S-8 under the Securities Act to register the shares of common stock issuable pursuant to the 2004 Stock Option Plan. As of March 31, 2004, no options to purchase our common stock were outstanding under the 2004 Stock Option Plan. Shares issued upon the exercise of the options generally will be eligible for sale in the public market after the effective date of such registration.

     Prior to the Merger, there has been no public market for our common stock. No predictions can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. We are unable to estimate the number of shares that may be sold in the public market pursuant to Rule 144, because this will depend on the market price of the common stock, the specific circumstances of the sellers and other factors. Sales of significant amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE
DISTRIBUTION

     The following discussion is a general summary of material U.S. federal income tax consequences applicable to the shareholders of Ener1 as of the Ener1 Record Date resulting from the Distribution. This summary does not address all U.S. federal income tax consequences that may be relevant to particular Ener1 shareholders in light of their individual circumstances, such as shareholders who: (1) are dealers in securities; (2) are banks, insurance companies, pension plans, trusts or tax-exempt organizations; (3) are subject to the alternative minimum tax; (4) hold their shares as part of a hedge, straddle or other risk reduction transaction; or (5) acquired their shares of Ener1 common stock through stock option, stock purchase programs or otherwise as compensation. This discussion does not address the tax consequences under state, local or foreign tax laws or the tax consequences of any transaction completed before or after the Distribution. In addition, this discussion is limited to shareholders that hold their shares of Ener1 common stock as capital assets and does not address the tax considerations of Ener1 shareholders that hold their shares through a partnership or other pass-through entity. Furthermore, this discussion does not address the tax consequences of the Distribution to the holders of Ener1’s debentures or warrants to purchase Ener1 common stock.

     ENER1 SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE DISTRIBUTION BASED ON THEIR OWN CIRCUMSTANCES, INCLUDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION APPLICABLE TO THEM.

     This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), the applicable Treasury Regulations, judicial decisions and administrative rulings and practice, all as of the date of this prospectus, and all of which are subject to change. Any change could be applied retroactively to transactions that were completed before the change, and could affect the continuing validity and accuracy of the statements and conclusions contained in this discussion. Neither Ener1 nor Splinex has requested, nor will either of them request, a ruling from the IRS or an opinion from counsel with regard to any of the tax consequences of the Merger or Distribution.

Tax treatment of the Distribution to the U.S. holders of Ener1 common stock as of the Ener1 Record Date

     This section summarizes certain U.S. federal income tax consequences of the distribution to U.S. holders. The term “U.S. holder” means the beneficial owner of Ener1 common stock that is:

•	a citizen or resident of the United States, as defined for U.S. federal income tax purposes;

•	a corporation created or organized in or under the laws of the United States or of any State;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or certain electing trusts that were in existence on August 20, 1996, and were treated as domestic trusts on the previous day.

     Ener1 intends to take the position that the Distribution will be treated as a distribution in respect of Ener1 common stock for federal income tax purposes. The federal income tax consequences of the Distribution will depend on whether Ener1 has any current or accumulated earnings or profits for the year in which the Distribution occurs. Ener1 has no historic cumulative earnings and profits and does not anticipate having any earnings and profits for 2004, the year in which Ener1 expects the Distribution to occur. If Ener1 has no current or accumulated earnings and profits for the year in which the Distribution occurs, then the Distribution would first reduce a U.S. holder’s tax basis in its shares of Ener1 to the extent of the fair market value of the Splinex shares received, and after the basis is reduced to zero, would be taxable to the U.S. holder as capital gain. Any gain recognized would generally be treated as long-term capital gain if the U.S. holder held its Ener1 shares for more than one year as of the date of the Distribution. Non-corporate U.S. holders would generally be eligible for the 15% U.S. federal income tax rate in respect of long-term capital gains. A U.S. holder’s basis in the shares of our common stock received would be equal to the fair market value of the Splinex shares received.

     If Ener1 has current or accumulated earnings and profits in the year the Distribution occurs, the Distribution would be taxable to the U.S. holders as a dividend based on the fair market value of the shares of our common stock received, but only to the extent of Ener1’s current or accumulated earnings and profits. If the fair market value of the shares of our common stock received in the Distribution exceeded Ener1’s current or accumulated earnings and profits, the excess would first reduce a U.S. holder’s tax basis in its shares of Ener1 common stock and after the basis is reduced to zero, would be taxable as capital gains as described above.

     It is possible that the IRS may disagree with the characterization of the Distribution as a distribution in respect of Ener1 common stock for federal income tax purposes. While the tax consequences are uncertain, it is possible that, under these circumstances, the U.S. holders would be required to recognize ordinary income equal to the fair market value of our common stock received as a result of the Distribution.

Tax treatment of the Distribution of our common stock to the non-U.S. holders of Ener1 common stock

     This section summarizes the U.S. federal income and consequences of the Distribution to a holder that is not a U.S. holder (a “non-U.S. holder”).

     If, as anticipated, Ener1 has no current or accumulated earnings and profits during the year the Distribution occurs, the tax consequences of the Distribution to non-U.S. holders will be similar to that of U.S. holders in that the Distribution and would reduce a non-U.S. holder’s tax basis in its shares of Ener1 common stock to the extent of the fair market value of the Splinex shares received. However, non-U.S. holders would not be subject to U.S. income tax if the fair market value of the Splinex shares received exceeded the basis of the non-U.S. holder’s basis in its Ener1 shares. A non-U.S. holder’s basis in the shares of our common stock received would be equal to the fair market value of the Splinex shares received.

     If Ener1 has either current or accumulated earnings and profits for the year in which the Distribution occurs, the Distribution would be treated as a taxable dividend to the extent of Ener1’s current and accumulated earnings and profits for federal income tax purposes. Non-U.S. holders would be subject to withholding of U.S. federal income tax at a 30% rate, unless the rate was reduced by an applicable income tax treaty. In general, to claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or Form W-8ECI for U.S. trade or business income, in either case prior to the payment of dividends. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors with respect to their entitlement to benefits under a relevant income tax treaty.

     If the IRS disagrees with the characterization of the Distribution as a distribution in respect of Ener1 common stock for federal income tax purposes, it is possible that under some circumstances, a non-U.S. holder would be subject to withholding of U.S. federal income tax at a 30% rate, unless this rate was reduced by an applicable income tax treaty as described above.

     Backup withholding of U.S. federal income tax

     The Distribution may, under some circumstances, be subject to backup withholding at a rate of 28%. To avoid backup withholding, each Ener1 shareholder as of the Ener1 Record Date must provide the exchange agent for the Distribution with either proof of an applicable exemption or its correct taxpayer identification number. Any amount withheld under the backup withholding rules is not an additional tax. Rather, the tax liability of an Ener1 shareholders subject to withholding will be reduced by the amount of the tax withheld. Some Ener1 shareholders (including, among others, all U.S. corporations) are not subject to these backup withholding and reporting requirements.

LEGAL MATTERS

     The validity of the shares of common stock to which this prospectus relates will be passed upon for us by White & Case LLP.

EXPERTS

     The consolidated financial statements of Splinex, LLC and Splinex Technology Inc. as of March 31, 2004 appearing in this prospectus have been audited by Kaufman, Rossin & Co., independent certified public accountants, as set forth in their report dated April 20, 2004, except for Note 5 as to which the date is June 9, 2004, appearing elsewhere in this prospectus, and are included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     Following the Merger and Distribution, we will be required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at www.sec.gov.

     This prospectus is part of a registration statement we have filed with the SEC. The registration statement that contains this prospectus, and the exhibits to the registration statement, contain additional information about us and the shares that may be offered under this prospectus. As allowed by the SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

     You may request a free copy of any filings by writing or telephoning us at the following address:

Attn.: Secretary
550 West Cypress Creek Road
Suite 410
Fort Lauderdale, Florida 33309 U.S.A.

     Also, you may access the above filings and any future filings at www.splinex.com.

INDEPENDENT AUDITOR’S REPORT

To the Members of

Splinex, LLC and Subsidiary

We have audited the accompanying consolidated balance sheet of Splinex, LLC and subsidiary (a development stage company) as of March 31, 2004, and the related consolidated statements of operations, changes in members’ equity and cash flows for the period from inception (October 28, 2003) through March 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Splinex, LLC and subsidiary (a development stage company) as of March 31, 2004, and the results of its operations and its cash flows for the period from inception (October 28, 2003) through March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

                                                                          KAUFMAN, ROSSIN & CO.

April 20, 2004, except for Note 5 as to which the date is June 9, 2004

SPLINEX, LLC AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEET
MARCH 31, 2004

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$165,413
Prepaid expenses	6,112
Advances to employee	3,550

Total current assets	175,075
PROPERTY AND EQUIPMENT, NET (NOTE 2)	49,736
OTHER ASSETS	9,881

TOTAL ASSETS	$234,692

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$58,498
Accrued liabilities	149,041

Total current liabilities	207,539
COMMITMENTS AND CONTINGENCIES (NOTE 4)
MEMBERS’ EQUITY	27,153

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$234,692

See accompanying notes.

SPLINEX, LLC AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF OPERATIONS
PERIOD FROM INCEPTION (OCTOBER 28, 2003) THROUGH MARCH 31, 2004

EXPENSES
Professional fees and consulting (NOTE 3)	$323,988
Wages and benefits	238,006
Other general and administrative	147,053
Research and development	113,800

NET LOSS	($822,847)

See accompanying notes.

SPLINEX, LLC AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY
PERIOD FROM INCEPTION (OCTOBER 28, 2003) THROUGH MARCH 31, 2004

		Deficit Accumulated
		During the
	Members’ Capital	Development Stage	Total
October 28, 2003: issuance of 74.5% founding membership interest; $0.00 capital contribution	$—	$—	$—
October 28, 2003: issuance of 25.5% founding membership interest; commitment to contribute $2,000,000; $850,000 contributed to Members’ Capital for the period from inception (October 28, 2003) through March 31, 2004	850,000	—	850,000
Net loss for the period from inception (October 28, 2003) through March 31, 2004	—	(822,847)	(822,847)

Balances – March 31, 2004	$850,000	($822,847)	$27,153

See accompanying notes.

SPLINEX, LLC AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF CASH FLOWS
PERIOD FROM INCEPTION (OCTOBER 28, 2003) THROUGH MARCH 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	($822,847)

Adjustments to reconcile net loss to net cash used in operating activities Depreciation	5,493
Changes in operating assets and liabilities:
Prepaid expenses	(6,112)
Accounts payable	58,498
Accrued liabilities	149,041

Total adjustments	206,920

Net cash used in operating activities	(615,927)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(55,229)
Other assets and employee advances	(13,431)

Net cash used in investing activities	(68,660)

CASH FLOWS FROM FINANCING ACTIVITIES:
Contributed capital	850,000

CHANGE IN CASH AND CASH EQUIVALENTS, representing ending cash balance	$165,413

Supplemental Disclosure of Cash Flow Information:

Interest paid	$—

Income taxes paid	$—

See accompanying notes.

SPLINEX, LLC AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of Splinex, LLC and its wholly owned subsidiary, Splinex Technology Inc. (together, the “Company”). Splinex, LLC was organized under the laws of the State of Florida and Splinex Technology Inc. was organized under the laws of the State of Delaware. All material intercompany accounts and transactions have been eliminated in consolidation.

Organization and Business Activity

The Company was formed to develop multidimensional graphics visualization software products including 3D graphics software and eventually plans to sell its products as packaged software products and also integrated with semiconductor components for sale to computer and gaming markets. The Company has no sales and no sales contracts and is considered to be in the development stage as of March 31, 2004.

The Company began activity October 28, 2003 (inception) and the activities to date have consisted of raising capital, strategic and business planning, developing software programs, retaining executive management and business development.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses for the period presented. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid money market investments purchased with an original maturity of three months or less. At March 31, 2004, the Company had no cash equivalents. The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At March 31, 2004, the Company had approximately $105,170 in excess of FDIC insured limits. The Company has not experienced any losses in this account.

     NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment, primarily computer and office equipment, is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs, which do not extend the lives of the respective assets, are charged to expense in the period incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is three years.

Research and Development

The Company expenses research and development expenses as they are incurred. Research and development totaled $113,800 for the period from inception (October 28, 2003) through March 31, 2004.

Income Taxes

Splinex, LLC is treated as a partnership for Federal income tax purposes, and consequently the members are taxed individually on their proportionate share of its taxable income or loss in accordance with the Splinex, LLC operating agreement. Operating losses prior to the date of the contribution from Splinex, LLC to Splinex Technology Inc. (Note 5) will be allocated to Splinex, LLC and will not be available to Splinex Technology Inc. as net operating loss carryforwards. Income taxes for Splinex Technology, Inc. are accounted for under Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes” (SFAS No. 109). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced to estimated amounts to be realized by the use of a valuation allowance if it is more likely than not that the Company will not realize the benefits of the deferred tax assets.

As of March 31, 2004, Splinex Technology Inc. had generated cumulative net operating losses of approximately $100 resulting in a nominal deferred tax asset, which is fully offset by a valuation allowance. Net operating loss carryforwards expire beginning in the year 2024. Due to changes in ownership effective April 2004 (Note 5), Splinex Technology Inc. may not fully benefit from its deferred tax asset related to the cumulative net operating losses through March 31, 2004.

Recently Issued Accounting Pronouncements and Interpretations

In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, service and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June

     NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

15, 2003. The adoption of this Statement did not have a material impact on the consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123”. SFAS 148 amends FASB Statement No. 123, “Accounting for Stock Based Compensation” and provides alternative methods for accounting for a change by registrants to the fair value method of accounting for stock-based compensation. Additionally, SFAS 148 amends the disclosure requirements of SFAS 123 to require disclosure in the significant accounting policy footnote of both annual and interim financial statements of the method of accounting for stock-based compensation and the related pro-forma disclosures when the intrinsic value method continues to be used. The statement is effective for fiscal years beginning after December 15, 2002, and disclosures are effective for the first fiscal quarter beginning after December 15, 2002. Currently, the Company plans to account for its stock-based compensation using the intrinsic value method.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, which amends SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. The primary focus of this Statement is to amend and clarify financial accounting and reporting for derivative instruments. This Statement is effective for contracts entered into or modified after June 30, 2003. Adoption of SFAS No. 149 did not have a material impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous pronouncements, issuers could account for as equity. The new accounting guidance contained in SFAS No. 150 requires that those instruments be classified as liabilities in the balance sheet. SFAS No. 150 affects the issuer’s accounting for three types of freestanding financial instruments; 1) mandatorily redeemable shares, which the issuer is obligated to buy back in exchange for

     NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

cash or other assets; 2) put options and forward purchase contracts, which involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and 3) obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares. This Statement shall be effective for financial instruments entered into or modified after May 31, 2003 and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 did not have a material impact on the consolidated financial statements.

In December 2003, the Securities and Exchange Commission staff (“SEC”) issued Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition”, which supersedes Staff Accounting Bulletin No. 101 (“SAB 101”), “Revenue Recognition in Financial Statements”. The primary purpose of SAB 104 is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements and to reflect the accounting guidance issued in Emerging Issues Task Force 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. Additionally, SAB 104 rescinds the SEC’s “Revenue Recognition in Financial Statements Frequently Asked Questions and Answers” (“the FAQ”) issued with SAB 101. Selected portions of the FAQ have been incorporated into SAB 104. The adoption of SAB 104 in fiscal 2004 did not have an effect on the Company’s revenue recognition policy or revenues recorded.

     NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at March 31, 2004:
Office and computer equipment	$32,931
Computer software	22,298

55,229
Less: Accumulated depreciation	(5,493)

$49,736

Depreciation expense related to the property and equipment for the period from inception (October 28, 2003) through March 31, 2004 totaled $5,493.

     NOTE 3. RELATED PARTY TRANSACTIONS

On January 1, 2004 and February 1, 2004, the Company entered into consulting agreements with two members of Splinex, LLC, one of whom is also an officer of the Company. The consulting agreements engage the members to provide consulting services including equity restructuring, business planning, strategic planning, and international licensing. In exchange, the Company is obligated to pay each member a monthly fee of $8,333. Professional fees and consulting expense for the period from inception (October 28, 2003) through March 31, 2004 includes $33,333 of consulting fees incurred under these agreements.

For the period from inception (October 28, 2003) through March 31, 2004, the Company shared office facilities and personnel with Ener1 Inc. and Ener1 Group, Inc., entities related by common ownership. Accordingly, amounts have been allocated to and from the Company for the use of office facilities and personnel.

     NOTE 4. COMMITMENTS AND CONTINGENCIES

Lease Commitments

In October 2003, the Company entered into a sublease agreement with a related company for its office facility. The lease agreement is for a period of five years, and expires on February 28, 2008.

Minimum commitments on the above agreement for the years subsequent to March 31, 2004 are as follows:

2005	$57,000
2006	59,000
2007	62,000
2008	59,000

$237,000

Rent expense amounted to $20,715 for the period from inception (October 28, 2003) through March 31, 2004.

Contingencies

The Board of Directors has formally approved an employee stock option plan authorizing the issuance of grants to purchase up to 5,000,000 post-stock-split shares of the Company. Grants under the plan will not be formally awarded until after the completion of the merger and stock split (Note 5).

     NOTE 5. SUBSEQUENT EVENTS

Liquidity

In accordance with the funding provisions included in Splinex, LLC’s operating agreement, the Company received capital contributions of $250,000 from a member in April 2004.

Effective June 9, 2004, a company that is indirectly beneficially owned by a member of Splinex, LLC entered into a revolving loan agreement with Splinex Technology Inc. under which Splinex Technology Inc. may borrow up to $2,500,000 in aggregate principal amount prior to July 31, 2005. Loans under this agreement bear interest at an annual rate of 5% and must be repaid two years from the date of the initial funding. The maximum amount the lender is required to loan under this agreement is reduced by the proceeds from the sale of the Company’s equity or debt securities or from any loans or other credit facilities extended to the Company prior to July 31, 2005.

Contribution of Assets

Effective April 1, 2004, Splinex, LLC contributed substantially all of its assets and liabilities and operations to Splinex Technology Inc.

Merger with Ener1, Inc.

Effective June 9, 2004, the Company and Ener1, Inc., an affiliated company controlled by certain members of Splinex, LLC, have agreed to merge a subsidiary of Ener1, Inc. into Splinex Technology Inc. when and if a registration statement registering the shares of Splinex Technology Inc. is declared effective. Splinex Technology Inc. will survive the merger. Immediately after the merger, Splinex, LLC and Ener1, Inc. will own 95% and 5% of the outstanding Splinex Technology Inc. common stock.

Additionally, immediately following the merger, Ener1, Inc. will declare a dividend of the Splinex Technology Inc. common stock to be received in the merger and distribute the Splinex Technology Inc. common stock to the Ener1, Inc. shareholders.

Stock Split

As of the effective time of the merger, Splinex Technology Inc. will split its common stock 95,000 shares for each existing share, and increase the authorized common stock to 300,000,000 shares and increase the authorized preferred stock to 150,000,000 shares.

Registration

Splinex Technology Inc. intends to file a registration statement with the Securities and Exchange Commission to register its shares after giving effect to the stock split.

[back cover page of prospectus]

Dealer Prospectus Delivery Obligation. Until            , 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth various expenses which will be incurred and paid by us in connection with this registration statement. We will pay all costs, expenses and fees in connection with the registration of the shares offered by the selling stockholders. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares will be borne by the selling stockholders.

	SEC Registration Fee	$3.62
	Legal Fees and Expenses*	100,000.00
	Accounting Fees and Expenses*	50,000.00
	Printing Fees and Expenses*	15,000.00
	Miscellaneous Expenses*	15,000.00
Total		$180,003.62

*	Estimated

     ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article VI of our Certificate of Incorporation provides that we will, to the full extent permitted by Section 145 of the Delaware General Corporation Law, as amended, from time to time (“DGCL”), indemnify all persons whom it may indemnify pursuant thereto.

     Section 145 of the DGCL grants the registrant the power to indemnify existing and former directors, officers, employees and agents of the registrant who are sued or threatened to be sued because they are or were directors, officers, employees and agents of the registrant. Section 102(b)(7) of the DGCL permits a corporation, by so providing in its certificate of incorporation, to eliminate or limit director’s personal liability to the corporation and its stockholders for monetary damages arising out of certain breaches of their fiduciary duty. Section 102(b)(7) does not authorize any limitation on the ability of the corporation or its stockholders to obtain injunctive relief, specific performance or other equitable relief against directors.

     ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     On February 6, 2004, we issued 1,000 shares of common stock, par value $0.001 per share, to Splinex, LLC as part of our formation in exchange for an a capital contribution of $1,000 in a transaction that was exempt from registration under the Securities Act of 1933 under Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The following is a list of exhibits filed with this registration statement:

Exhibit
Number	Description
2.1	Agreement and Plan of Merger among Ener1 Acquisition Corp., Registrant and Ener1, Inc., dated as of June 9, 2004

3.1	Certificate of Incorporation of Registrant

3.2*	Certificate of Merger of Registrant

3.3	Bylaws of Registrant

5.1*	Opinion of White & Case LLP as to the legality of the common stock

10.1	Revolving Debt Funding Commitment Agreement between Bzinfin, S.A. and Registrant, dated as of June 9, 2004

10.2	2004 Stock Option Plan of Registrant

10.3	Form Stock Option Agreement of Registrant

10.4	Sublease Agreement between Enerl Group, Inc. and Splinex, LLC, dated as of November 1, 2003, assigned to Registrant as of April 1, 2004.

10.5	Contribution Agreement between Splinex, LLC and Registrant, dated as of April 1, 2004

10.6	Assignment and Assumption of Employment Agreements between Splinex, LLC and Registrant, dated as of April 1, 2004

10.7	Global Bill of Sale and Assignment and Assumption Agreement between Splinex, LLC and Registrant, dated as of April 1, 2004

10.8	Employment letter between Gerard Herlihy and Registrant, dated May 20, 2004

10.9	Consulting Agreement between Dr. Peter Novak and Registrant, dated January 1, 2004

10.10	Form of Employee Innovations and Proprietary Rights Assignment Agreement

10.11*	Form of Indemnification Agreement

23.1	Consent of Kaufman, Rossin & Co.

23.2	Consent of White & Case LLP (included in 5.1 above)

99.1	Form of letter to Ener1, Inc. shareholders to accompany final prospectus

*	To be filed by amendment.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (1) That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (a) To include any prospectus required by Section 10(a)(3) of the Securities Act;

     (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in “Calculation of Registration Fee” table in the effective registration statement;

     (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (4) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Registrant pursuant to Item 14 of this Part II to the registration statement, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida, on June 24, 2004.

SPLINEX TECHNOLOGY INC.

By:	/s/ Peter Novak

Name: Peter Novak Title: President

POWER OF ATTORNEY

     Each person whose signature appears below on this registration statement hereby constitutes and appoints Curtis Wolfe his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (unless revoked in writing) to sign any and all amendments (including post-effective amendments thereto) to this registration statement to which this power of attorney is attached, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date
/s/ Peter Novak Peter Novak	President and Director (Principal Executive Officer)	June 24, 2004

/s/ Gerard Herlihy Gerard Herlihy	Chief Financial Officer (Principal Financial Officer & Principal Accounting Officer)	June 24, 2004

/s/ Kevin Fitzgerald Kevin Fitzgerald	Chairman of the Board	June 24, 2004

/s/ Edward Dubrovsky Edward Dubrovsky	Director	June 24, 2004

EXHIBIT INDEX

Exhibit
Number	Description
2.1	Agreement and Plan of Merger among Ener1 Acquisition Corp., Registrant and Ener1, Inc., dated as of June 9, 2004

3.1	Certificate of Incorporation of Registrant

3.2*	Certificate of Merger of Registrant

3.3	Bylaws of Registrant

5.1*	Opinion of White & Case LLP as to the legality of the common stock

10.1	Revolving Debt Funding Commitment Agreement between Bzinfin, S.A. and Registrant, dated as of June 9, 2004

10.2	2004 Stock Option Plan of Registrant

10.3	Form Stock Option Agreement of Registrant

10.4	Sublease Agreement between Enerl Group, Inc. and Splinex, LLC, dated as of November 1, 2003, assigned to Registrant as of April 1, 2004.

10.5	Contribution Agreement between Splinex, LLC and Registrant, dated as of April 1, 2004

10.6	Assignment and Assumption of Employment Agreements between Splinex, LLC and Registrant, dated as of April 1, 2004

10.7	Global Bill of Sale and Assignment and Assumption Agreement between Splinex, LLC and Registrant, dated as of April 1, 2004

10.8	Employment letter between Gerard Herlihy and Registrant, dated May 20, 2004

10.9	Consulting Agreement between Dr. Peter Novak and Registrant, dated January 1, 2004

10.10	Form of Employee Innovations and Proprietary Rights Assignment Agreement

10.11*	Form of Indemnification Agreement

23.1	Consent of Kaufman, Rossin & Co.

23.2	Consent of White & Case LLP (included in 5.1 above)

99.1	Form of letter to Ener1, Inc. shareholders to accompany final prospectus

*	To be filed by amendment.

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